Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis (‘‘MD&A’’) is intended to help the reader understand Triple Flag Precious Metals Corp. (‘‘TF Precious Metals’’), its operations, financial performance and the present and anticipated future business environment. This MD&A, which has been prepared as of February 21, 2023, should be read in conjunction with the audited consolidated financial statements of TF Precious Metals for the years ended December 31, 2022 and 2021 (the “Annual Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Certain notes to the Annual Financial Statements are specifically referred to in this MD&A. All amounts in this MD&A are in U.S. dollars unless otherwise indicated. References to “US$”, “$” or “dollars” are to United States dollars, references to “C$” are to Canadian dollars and references to “A$” are to Australian dollars. In this MD&A, all references to ‘‘Triple Flag’’, the ‘‘Company’’, ‘‘we’’, ‘‘us’’ or ‘‘our’’ refer to TF Precious Metals together with its subsidiaries, on a consolidated basis.

This MD&A contains forward-looking information. Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements were made, and are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the risk factors described in the ‘‘Risk Factors” section of the Company’s most recent annual information form (“AIF”) available from time to time on SEDAR at www.sedar.com and on the EDGAR at www.sec.gov. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, users should not place undue reliance on forward-looking information, which speaks only as of the date made. See ‘‘Forward-Looking Information’’ in this MD&A.

Changes in Presentation of Non-IFRS Financial Performance Measures

We use certain non-IFRS financial performance measures in our MD&A. For a detailed description of each of the non-IFRS financial performance measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under IFRS, please refer to the “Non-IFRS Financial Performance Measures” section of this MD&A. The non-IFRS financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. In 2022, we made changes to the following non-IFRS performance measures:

Asset Margin

We have adjusted our asset margin to remove the effect of non-cash cost of sales related to prepaid gold interests. This adjustment will result in a more meaningful measure of asset margin for investors and analysts to assess our current operating performance and to predict future operating results.

Cash Costs and Cash Costs per Gold Equivalent Ounce (“GEO”)

We have adjusted our cash costs and cash costs per GEO to remove the effect of non-cash cost of sales related to prepaid gold interests. This adjustment will result in a more meaningful measure of cash costs and cash costs per GEO for investors and analysts to assess our current operating performance and to predict future operating results.

Adjusted Net Earnings and Adjusted Net Earnings per Share

We have adjusted net earnings to remove the effect of non-cash cost of sales related to prepaid gold interests. This adjustment will result in a more meaningful measure of adjusted net earnings for investors and analysts to assess our current operating performance and to predict future operating results.

Table of Contents

Company Overview	3

Market Overview	3

Financial and Operating Highlights	5

2022 Guidance	7

2023 Guidance	8

Sustainability Initiatives	9

Portfolio of Streaming and Related Interests and Royalty	12

Key Developments	14

Operating Assets – Performance	18

Development Stage Assets	20

Other Financial Assets	21

Financial Condition and Shareholders’ Equity Review	21

Results of Operations Review	22

Liquidity and Capital Resources	27

Quarterly Information	28

Commitments and Contingencies	29

Risk and Risk Management	31

Disclosure Controls & Procedures	32

Internal Controls over Financial Reporting	33

Public Securities Filings and Regulatory Announcements	33

IFRS Critical Accounting Policies and Accounting Estimates	34

Non-IFRS Financial Performance Measures	34

Forward-Looking Information	38

Technical and Third-Party Information	39

Company Overview

Triple Flag is a gold-focused streaming and royalty company offering bespoke financing solutions to the metals and mining industry. Our mission is to be a preferred funding partner to mining companies throughout the commodity cycle by providing customized streaming and royalty financing, while offering value beyond capital as partners via our networks, capabilities and sustainability support.

From our inception in 2016 to our position now as an emerging senior streaming and royalty company, we have invested in and systematically developed a long-life, low-cost, high-quality diversified portfolio of streams and royalties providing exposure primarily to gold and silver.

As at December 31, 2022, we had invested in excess of $1.7 billion of capital and our portfolio was comprised of 81 assets, consisting of 9 streams and 72 royalties. These investments are tied to mining assets at various stages of the mine life cycle.

Asset Count
Producing	15
Development & Exploration	66
Total	81

Subsequent to the year end, we acquired 100% of the common shares of Maverix Metals Inc (“Maverix”), thereby adding 148 assets to our portfolio, for a total of 229 assets, including 29 producing assets. Our portfolio is underpinned by a stable base of cash flow generating streams and royalties and is designed to grow intrinsically over time through exposure to potential mine life extensions, exploration success, new mine builds and throughput expansions. In addition, we are focused on further enhancing portfolio quality by executing accretive investments to grow the scale and quality of our portfolio of precious metal streams and royalties. We believe we have a differentiated approach to deal origination and due diligence, increasing the applicability of stream and royalty financing to an underserved mining sector, expanding the application of this form of financing through bespoke deal generation for miners while creating a high-quality, gold-focused portfolio of streams and royalties for our investors. We focus on ‘‘per share’’ metrics with the objective that accretive new investments are pursued with careful management of the capital structure to effectively compete for quality assets without incurring long-term financial leverage.

For a discussion of key trends and factors affecting our results of operations and financial position, see ‘‘Market Overview’’.

Market Overview

The market prices of gold and silver are primary drivers of our profitability and ability to generate free cash flow.

The following table sets forth the average gold and silver prices, and the average exchange rate between the Canadian and U.S. dollars, for the periods indicated.

	Three months ended December 31		Year ended December 31
Average Metal Prices/Exchange Rates	2022	2021	2022	2021
Gold (US$/oz)[1]	1,726	1,795	1,800	1,799
Silver (US$/oz)[2]	21.17	23.33	21.73	25.14
Exchange rate (US$/C$)[3]	1.3578	1.2603	1.3013	1.2535

1.	Based on the London Bullion Market Association (“LBMA”) PM fix.
2.	Based on the LBMA fix.
3.	Based on the Bank of Canada daily average exchange rate.

Gold

The market price of gold is subject to volatile price movements over short periods of time and can be affected by numerous macroeconomic factors including, but not limited to, the value of the U.S. dollar; the sale or purchase of gold by central banks and financial institutions, interest rates, inflation or deflation, global and regional supply and demand and global political and economic conditions. The market price of gold is a significant contributor to the performance of our gold streams and royalty portfolio.

During the three months ended December 31, 2022, the gold price ranged from $1,629 to $1,824 per ounce, averaging $1,726 per ounce for the period, a 4% decrease from the same period in the prior year. During the year ended December 31, 2022, the gold price ranged from $1,629 to $2,039 per ounce, averaging $1,800 per ounce for the period, in line with the prior year. As at December 31, 2022, the gold price was $1,814 per ounce (based on the most recent LBMA PM fix). The average gold price declined during the fourth quarter of 2022 compared to the prior quarter. The gold price declined and remained volatile amidst a backdrop of geopolitical instability and weak institutional demand, offset by strong retail demand, and surging inflation being countered by central banks raising interest rates. Also, in December 2022, global physically backed gold exchange traded funds posted their eighth consecutive month of net outflows as holdings dropped by a further 4 tonnes. The pace of outflows continued to slow compared to earlier in the year, however, aided by an increase in the gold price during the month.

Silver

The market price of silver is also subject to volatile price movements. Silver, often considered a proxy for gold with a high level of correlation to the metal, is predominantly used in industrial applications and silver demand is also correlated to the Industrial Index. A rebound of manufacturing activity is expected to have a positive effect on silver as silver has many uses. The market price of silver is driven by factors similar to those influencing the market price of gold, as stated above. The market price of silver is a significant contributor to the performance of our silver streams.

During the three months ended December 31, 2022, the silver price ranged from $18.39 to $23.95 per ounce, averaging $21.17 per ounce for the period, a 9% decrease from the same period in the prior year. During the year ended December 31, 2022, the silver price ranged from $17.77 to $26.18 per ounce, averaging $21.73 per ounce for the period, a 14% decrease from the same period in the prior year. As at December 31, 2022, the silver price was $23.95 per ounce (based on the most recent LBMA fix). Similar to gold, silver was influenced by global central bank interest rate adjustments, inflation, exchange traded fund flows and fluctuating institutional and retail investor demand.

Currency Exchange Rates

We are subject to minimal currency fluctuations as all our revenue and cost of sales are denominated in U.S. dollars, with the majority of general administration costs denominated in Canadian dollars. The Company monitors foreign currency risk as part of its risk management program. As at December 31, 2022, there were no hedging programs in place for non-U.S. dollar expenses.

Financial and Operating Highlights

Three months and year ended December 31, 2022 compared to three months and year ended December 31, 2021

($ thousands except GEOs, per share metrics, asset margin and cash costs per GEO)	Three months ended December 31		Year ended December 31
	2022	2021	2022	2021
IFRS measures:
Revenue	$43,886	$36,990	$151,885	$150,421
Gross Profit	24,458	20,651	87,004	83,253
Depletion	14,604	13,056	50,085	53,672
General administration costs	4,432	4,178	15,516	12,213
Net Earnings	15,460	13,381	55,086	45,527
Net Earnings per Share – basic and diluted	0.10	0.09	0.35	0.31
Operating Cash Flow	36,721	28,997	118,376	120,015
Operating Cash Flow per Share	0.24	0.19	0.76	0.81

Non-IFRS measures[1]:
GEOs	25,428	20,605	84,571	83,602
Adjusted Net Earnings	18,265	13,409	61,848	57,563
Adjusted Net Earnings per Share	0.12	0.09	0.40	0.39
Adjusted EBITDA	33,012	28,880	117,667	123,485
Free Cash Flow	36,721	28,997	118,376	120,015
Asset Margin	91%	91%	91%	91%
Cash Costs per GEO	157	159	165	161

Acquisition of Mineral Interests	$37,718	$5,015	$52,280	$51,263

1.	GEOs, adjusted net earnings, adjusted net earnings per share, adjusted EBITDA, free cash flow, asset margin and cash costs per GEO as presented above and in the following discussion are non-IFRS financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.

Three months ended December 31, 2022 compared to three months ended December 31, 2021

Revenue was $43.9 million, a quarterly record, an increase of 19% from $37.0 million for the same period in the prior year largely due to $10.3 million higher revenue due to higher volume from streams and related interests, partially offset by $2.3 million lower revenue from royalties, $0.6 million lower revenue due to lower gold prices and $0.4 million lower revenue due to lower silver prices. Higher revenue from streams and related interests was largely driven by higher stream deliveries from Cerro Lindo, ATO and Buriticá. Lower revenue from royalties was driven by lower attributable ounces from Fosterville.

Gross profit was $24.5 million, an increase of 18% from $20.7 million for the same period in the prior year. The increase was largely driven by higher gross profit from the Cerro Lindo, ATO and Buriticá streams due to higher deliveries, partially offset by lower gross profit from Fosterville due to lower attributable ounces and lower metal prices.

Depletion was $14.6 million, an increase of 12% from $13.1 million for the same period in the prior year. The increase was largely driven by higher depletion from the Cerro Lindo and Buriticá streams due to higher metal sales.

General administration costs were $4.4 million, compared to $4.2 million for the same period in the prior year. Higher costs for the three months ended December 31, 2022 were largely due to higher employee costs and higher office, insurance and other expenses driven by various public company costs, including directors’ and officers’ liability insurance costs, partially offset by lower professional services.

Net earnings were $15.5 million, compared to $13.4 million for the same period in the prior year. Higher net earnings in 2022 were driven by higher gross profit, lower finance costs, net and lower income taxes, partially offset by higher business development costs.

Operating cash flow was $36.7 million, a quarterly record, an increase of 27% from $29.0 million for the same period in the prior year. The increase was due to higher operating cash flow before working capital and taxes, higher working capital adjustments and lower net cash taxes paid. Operating cash flow before working capital and taxes was $35.4 million, an increase of 19% from $29.7 million for the same period in the prior year. The increase was driven by higher cash flows from streams and related interests, and lower sustainability initiatives, partially offset by lower cash flows from royalties and higher general administration and business development costs.

We sold 25,428 GEOs, a quarterly record, an increase of 23% from 20,605 GEOs sold for the same period in the prior year largely due to higher GEOs from Cerro Lindo, ATO and Buriticá due to higher deliveries. This was partially offset by lower GEOs from Fosterville due to lower attributable ounces.

Adjusted net earnings were $18.3 million, a quarterly record, compared to $13.4 million for the same period in the prior year. Key adjusting items included impairment charges of $3.6 million, increase in fair value of financial assets of $0.7 million, non-cash cost of sales related to prepaid gold interests of $0.8 million and income tax recovery of $1.0 million on the adjustments. Adjusting items for the same period in the prior year were not significant.

Adjusted EBITDA was $33.0 million, an increase of 14% from $28.9 million for the same period in the prior year. The increase was due to higher adjusted EBITDA from streams and related interests and lower sustainability initiatives, partially offset by lower EBITDA from royalties and higher general administration and business development costs.

Free cash flow was $36.7 million, a quarterly record, an increase of 27% from $29.0 million for the same period in the prior year. The increase reflected higher operating cash flow.

Asset margin was 91%, in line with the same period in the prior year.

Cash costs per GEO were $157, compared to $159 for the same period in the prior year. The decrease was largely due to lower market prices.

Acquisitions of mineral interests were $37.7 million, compared to $5.0 million for the same period in the prior year. Acquisitions in the three months ended December 31, 2022, largely related to $26.2 million of funding for Nevada Copper’s open pit project, C$10 million of funding for the royalty on the Thunder Bay North Project and $3.8 million of remaining funding for the Pumpkin Hollow gold and silver stream. Acquisitions for the same period in 2021 included $4.9 million for the Chilean royalty portfolio acquisition and $0.1 million stream funding for the Pumpkin Hollow gold and silver stream.

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue was $151.9 million, an annual record, compared to $150.4 million in the prior year. The increase was driven by $7.6 million higher revenue due to higher volume from streams and related interests and $2.3 million higher revenue from higher diamond prices, largely offset by $7.3 million lower revenue due to lower silver prices, $0.3 million lower revenue due to lower attributable ounces from royalties and $0.7 million lower revenue due to lower gold prices. Higher revenue from streams and related interests was driven by higher deliveries from ATO and Buriticá, partially offset by lower deliveries from the Cerro Lindo stream. Lower revenue from royalties was largely due to lower attributable ounces from Fosterville.

Gross profit was $87.0 million, compared to $83.3 million in the prior year. The increase was driven by higher gross profit from ATO due to higher deliveries and higher gross profit from the Renard stream due to higher diamond prices, partially offset by lower gross profit from the Cerro Lindo stream due to lower deliveries and lower silver prices and lower gross profit from the Fosterville royalty due to lower attributable ounces.

Depletion was $50.1 million, a decrease of 7% from $53.7 million in the prior year. The decrease was largely driven by lower depletion from the Cerro Lindo stream due to lower metal sales and lower depletion from the Fosterville royalty due to lower attributable ounces.

General administration costs were $15.5 million, compared to $12.2 million in the prior year. Higher costs for the year ended December 31, 2022 were largely due to higher employee costs driven by a full year of share-based payments granted to employees and directors, higher office, insurance and other expenses driven by various public company costs, including directors’ and officers’ liability insurance costs and higher expenses for professional services driven by increased costs associated with operating as a public company.

Net earnings were $55.1 million, compared to $45.5 million in the prior year. Higher net earnings in 2022 were driven by higher gross profit, lower mark-to-market losses from equity investments, lower finance costs, gain on disposition of mineral interests and lower taxes, partially offset by higher general administration costs driven by public company costs, higher business development costs and impairment charges.

Operating cash flow was $118.4 million, a decrease of 1% from $120.0 million in the prior year. The decrease was largely due to lower operating cash flow before working capital and taxes and working capital adjustments, partially offset by lower income taxes paid.

We sold 84,571 GEOs, an annual record, compared to 83,602 GEOs sold in the prior year largely due to higher GEOs from ATO due to higher deliveries, partially offset by lower GEOs from the Cerro Lindo stream due to lower deliveries and a higher ratio of gold prices to silver prices during the year.

Adjusted net earnings were $61.8 million, an annual record, compared to $57.6 million in the prior year. Key adjusting items included impairment charges of $3.6 million, a $2.1 million gain on the Talon Royalty Buydown, and $4.1 million mark-to-market loss on equity investments Key adjusting items for the same period in the prior year included a $10.8 million mark-to-market loss on equity investments and $0.7 million of initial public offering (“IPO”) readiness costs related to a potential U.S. listing that was not pursued in 2021.

Adjusted EBITDA was $117.7 million, a decrease of 5% from $123.5 million in the prior year. The decrease was due to lower adjusted EBITDA from royalties and higher general administration and business development costs, partially offset by higher adjusted EBITDA from streams.

Free cash flow was $118.4 million, a decrease of 1% from $120.0 million in the prior year. The decrease reflected lower operating cash flow.

Asset margin was 91%, in line with the prior year.

Cash costs per GEO were $165, compared to $161 for the same period in the prior year. The increase was largely due to a higher proportion of streams with higher ongoing payments.

Acquisitions of mineral interests were $52.3 million, compared to $51.3 million for the same period in the prior year. Acquisitions in 2022 largely included $26.2 million of funding for Nevada Copper’s open pit project, $8.9 million of funding for the Beaufor royalty acquisition, C$10 million of funding for the royalty on the Thunder Bay North Project, $5.2 million of funding for the Sofia NSR royalty acquisition and $4.2 million of funding for the Pumpkin Hollow gold and silver stream. Acquisitions in 2021 included $45.8 million of funding for the IAMGOLD royalty portfolio, including capitalized costs, $4.9 million of funding for the Chilean royalty portfolio and $0.5 million of funding for the Pumpkin Hollow gold and silver stream.

2022 Guidance

In July 2022, we revised our 2022 guidance from 90,000 – 95,000 GEOs to 88,000 – 92,000 GEOs due to revising commodity price forecasts for the second half of 2022 to $1,750/oz gold, $19.50/oz silver, $3.50/lb copper and $110/carat diamonds from $1,800 per ounce of gold, $23.50 per ounce of silver, $4.20 per pound of copper and $110 per carat for diamonds.

The operational performance of the portfolio during the year was broadly in line with our expectations, however, non-operational timing delays represented a reduction of over 3,850 GEOs sales versus the revised guidance. Timing differences were dominated by an increase in the time for quotational period settlements for Cerro Lindo concentrates, and associated silver streaming volumes, representing a reduction in GEOs sales.

	2022 Original Guidance	Revised Guidance	2022 Actual
GEOs[1]	90,000 – 95,000	88,000 – 92,000	84,571
GEOs[1] by Commodity Weighting	Gold: 50% to 55% Silver: 40% to 45% Other[2]: 5% to 10%	-	Gold: 53% Silver: 40% Other[2]: 7%
Depletion	$59 million to $63 million	-	$50 million
General administration costs	$16 million to $17 million comprising: Cash: $11 million to $12 million Non-Cash: $5 million	-	$16 million comprising: Cash: $12 million Non-Cash: $4 million
Australian Cash Tax Rate[3]	25%		23%

1.	GEOs as presented above and in the following discussion is a non-IFRS financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of GEOs to the most directly comparable IFRS measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.
2.	“Other” refers to copper and diamonds.
3.	Australian Cash Taxes are payable for Triple Flag’s Australian royalty interests, specifically Fosterville, Dargues, Henty and Stawell.

2023 Guidance

The following contains forward-looking information. Reference should be made to the “Forward-Looking Information” and “Technical and Third-Party Information” sections at the end of this MD&A.

The following table provides our full year 2023 guidance:

2023 Guidance
GEOs[1]	100,000 to 115,000
Depletion	$65 million to $71 million
General administration costs	$21 million to $22 million comprising: Cash: $16 million to $17 million Non-Cash: ~$5 million
Australian Cash Tax Rate[3]	~25%

1.	GEOs as presented above and in the following discussion is a non-IFRS financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of GEOs to the most directly comparable IFRS measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.
2.	“Other” refers to copper and diamonds.
3.	Australian Cash Taxes are payable for Triple Flag’s Australian royalty interests.

Our 2023 outlook on stream and royalty interests is based on publicly available forecasts of the owners or operators of properties on which we have stream and royalty interests and which we believe to be reliable. When publicly available forecasts on properties are not available, we obtain internal forecasts from the owners or operators, or use our own best estimate. We conduct our own independent analysis of this information to reflect our expectations based on an operator’s historical performance and track record of replenishing Mineral Reserves and the operator’s publicly disclosed guidance on future production, the conversion of Mineral Resources to Mineral Reserves, timing risk adjustments, drill results, our view on opportunities for mine plan optimization and other factors. We may also make allowances for the risk of uneven stream deliveries to factor in the potential for timing differences risking the attainment of public guidance ranges. Achievement of the GEOs and the other metrics set forth in the guidance above is subject to risks and uncertainties, including changes in commodity prices and the ability of operators to attain the results set out in their forecasts. Accordingly, we can provide no assurance that the actual GEOs and such other metrics for 2023 will be in the ranges set forth above. In addition, we may revise our guidance during the year to reflect more current information. If we are unable to achieve our anticipated guidance, or if we revise our guidance, our future results of operations may be adversely affected and our share price may decline.

Sustainability Initiatives

We believe strong performance in the field of sustainability is critical to the long-term success of our organization, the mining industry and host communities. Investing in the pursuit of sensible best practices is simply good business for a long-term focused organization such as Triple Flag, as we can help enhance our mining partners’ privilege to operate and assist their efforts for decarbonization as a capital provider, while maintaining the carbon neutral status of our attributable production associated with our investing activities for our investors. We believe that strong Environmental, Social and Governance (“ESG”) performance helps ensure that: the mines and projects we invest in are developed and operated responsibly to protect worker health and safety as well as the environment; social impacts are identified, managed and mitigated; human rights are respected; and benefits accrue to local communities and a broad range of stakeholders.

We do not invest in oil and gas or coal and, for investments in the small, non-core portion of our portfolio that is not comprised of precious metals, we prioritize copper, nickel and related metals that will create the electrification infrastructure needed for the green economy of our future. When conducting due diligence, we engage with experienced ESG practitioners who complement our considerable team experience and capabilities in this area, who understand and can apply sound judgment about the potential materiality of short- and long-term risks so that we can avoid investing in projects that adversely impact the environment and local stakeholders. We aim to achieve net zero emissions by 2050 and are actively exploring pathways to achieve this target.

Sustainalytics

In the fourth quarter of 2022 we engaged Sustainalytics (a Morningstar company) to complete a review and ranking of Triple Flag’s ESG initiatives, resulting in a 4th percentile finish – 4th of 114 across the precious metals industry and 2nd in our sub-industry of precious metals mining with an absolute risk rating of 9.2 (negligible risk). Further we were awarded two supplemental Top Badges for both Region and Industry. Sustainalytics is a global leader in the fields of responsible investing and sustainable finance. Supported by a robust materiality framework, Sustainalytics’ ESG Risk Ratings provide a quantitative and absolute measure of unmanaged ESG Risk. The Sustainalytics ESG Risk Rating Methodology takes into consideration a robust multitude of factors, creating a simple and easy to understand “single currency” that can be used to compare companies across all covered subindustries.

Great Place to Work

Triple Flag received accolades as a Great Place to Work in Canada. Great Place to Work Certification™ recognizes employers who create an outstanding employee experience and an amazing workplace culture. Survey Results are completely based on employee feedback. This portrays to potential job seekers that our company offers a great company culture and gives us and other awarded employers a recruiting advantage by providing a globally recognized and research-backed verification of great employee experience.

Maverix Acquisition and Transition

A significant amount of time was also focused on the impending acquisition of Maverix Metals Inc. We spent time reviewing their Board Committee mandates, ESG initiatives, policies, programs and infrastructure, to ensure we could leverage opportunities to achieve optimal synergies and contemplate best practices for our combined entity going forward. Included in this work was the critical undertaking of determining the person-power required to effectively and efficiently manage Triple Flag for the future. We engaged the Maverix team after a thorough review and offered various types of employment agreements to Maverix team members to best position Triple Flag for a successful transition. We are delighted to announce that, upon closing, Maverix’s General Counsel joined Triple Flag bringing in critical institutional knowledge from Maverix.

Northparkes (Australia) Flood Disaster Relief

During the month of November, Central West New South Wales experienced one of the most disastrous series of flooding events in recorded history. The Northparkes leadership team have been committed to providing ongoing support to their people and communities. In the days and weeks following the flooding, over five thousand material items were donated, over 1.2 thousand hours of volunteering was undertaken, and several events were cancelled to make funds available to donate to the community. Triple Flag contributed A$50,000 to assist Northparkes in their relief efforts.

Steppe Gold (Mongolia) Professional Development Program

Triple Flag has made an investment of $28 million to support Steppe Gold’s operations in Mongolia. We share Steppe Gold’s values of sustainability: the imperative of protecting the environment, prioritizing worker safety, and social responsibility to host communities.

Mining in Mongolia is a growing industry and, based on Steppe Gold’s interactions with the government of Mongolia, it appears committed to promote, through education and community outreach, that mining must contribute to the wellbeing of the country’s environment and communities. With the initiation of the Gold-2 Program, the government and Steppe Gold are committed to building capacity in-country to reinforce these goals. With that as background, we conceived and developed a professional development program for Mongolian leaders working in fields relating to the environment and in communities impacted by mining.

The partnership for this program began through a series of discussions earlier this year between Bataa Tumur-Ochir, President & CEO of Steppe Gold, and Shaun Usmar, CEO of Triple Flag Precious Metals, prompted by Triple Flag’s desire to support Steppe Gold in providing a robust growth and development opportunity to members of the host Mongolian community. It is our privilege to operate through our partners in local communities around the world and, demonstrating the positive impact that mining can have, further strengthens the relationships of our partners on the ground. At Triple Flag, we understand the need for meaningful impact and, rather than just providing funding to our operating partners, we choose to engage with our partners to create custom, value-added programs that enhance their already robust efforts, as is the case with Steppe Gold.

Only 6 months later, Triple Flag sponsored and hosted 9 delegates, in collaboration with Steppe Gold, to participate in a fully customized professional development and English-as-a-Second-Language program taking place predominantly at post-secondary educational institutions (universities/colleges) in St. Catharines and Sudbury, Ontario.

Additional opportunities to build upon English conversation abilities were integrated into the program. Triple Flag arranged for local Mongolian-Canadians to escort the delegates throughout their stay to ensure all of their needs were met and that they could interact with locals who spoke their language, making the most of their time and experience in Canada.

This program was an opportunity for delegates to be introduced to ESG topics and experiences with strong connections to the mining industry. The delegates will be able to positively communicate and educate the community at large, as well as the next generation of leaders, on the values of environmental sustainability and uplifting local communities for years to come.

The duration of the visit was nearly 3 weeks and included educational and informational sessions with mining executives and professionals, environmental leaders, and visits to a Canadian mine site, a reclaimed quarry, a waste management facility, and many other sustainable business operations. The focus of the program, more specifically, was related to best practices in mine closure and reclamation, mining waste and water management, mining environmental management, and environmental monitoring. By attending the program, the delegates increased their knowledge of international mining best practices, legislation, water management, mining management, environmental conservation, and rehabilitation. Most importantly, after returning home, the delegates can share the knowledge they’ve gained in Canada with their communities to widen their host communities’ current knowledge about mining and prevent potential problems from occurring.

From start to finish, Triple Flag added extra touches, conveying Canada’s welcoming hospitality. The delegation was escorted by management of Triple Flag throughout the program and was welcomed on their arrival with a ceremony which included executives from Triple Flag Precious Metals, Steppe Gold, and Brock University’s Deans, executives and representatives from the President’s Office. Following the formal presentations, the group proceeded to the Canada Games at the brand-new Canada Games Park, a fully sustainable venue, to cheer on two provinces as they faced off in an exciting exhibition of Canada’s official game – lacrosse. Closing out the program, the delegation was invited to enjoy a send-off barbecue at the home of one of Triple Flag’s executives and an opportunity to take a guided walk through a beautiful Toronto suburb, taking in the local schools, recreational facilities, and observing recycling and waste management in action.

We look forward to partnering with our current and future counterparties going forward as we collectively work towards meeting their social and environmental objectives within their local communities.

Carbon Neutrality

In the second quarter of 2022, we finalized our carbon credit offset purchase, maintaining our carbon neutrality since inception and offsetting 14,223 tCO2e in 2021 (at a cost of less than $10/t). We also purchased offsets in anticipation of 2022 greenhouse gas emissions to maintain carbon neutrality throughout the year. We are proud of our partnership with Climate Impact Partners, through which we purchase high-quality, independently verified carbon offset credits. To date, all of our purchased carbon offset credits (>50,000 t) have been independently verified by internationally recognized carbon standards, including the Verra Verified Carbon Standard Program, Gold Standard and the United Nations Clean Development Mechanism.

Sustainability Report

We published our second annual Sustainability Report, entitled “Taking the Next Step”, in June 2022. This report presents information on our sustainability approach, governance, and performance for the 2021 calendar year, as well as future plans to improve our management of and performance on sustainability issues. This report has been prepared in accordance with the Global Reporting Initiative (“GRI”) Standards ‘Core option’ and serves as our Communication on Progress for the UNGC in support of the Sustainable Development Goals (“SDGs”). This year we have also aligned our disclosures with the Sustainability Accounting Standards Board’s (“SASB”) Metals and Mining Standard and the Asset Management and Custody Activities Standard.

Other Initiatives

We completed the United Nations Global Compact (“UNGC”) Target Gender Equality accelerator programme. Through facilitated performance analysis, capacity-building workshops, peer-to-peer learning and multi-stakeholder dialogue at the country-level, Target Gender Equality supports companies engaged with the UNGC in setting and reaching ambitious corporate targets for women’s representation and leadership. This strengthens our contribution to Sustainable Development Goal 5.5, which calls for equal women representation, participation, and leadership in business globally. Companies in the programme are equipped with the latest data and research supporting the business case for gender equality and gain insights from UN partners and experts on how to accelerate progress on gender equality.

Our CEO signed our commitment to the Women’s Empowerment Principles (“WEPs”), a set of principles offering guidance to businesses on how to promote gender equality and women’s empowerment in the workplace, marketplace and community. Established by UNGC and UN Women, the WEPs are informed by international labor and human rights standards and grounded in the recognition that businesses have a stake in, and a responsibility for, gender equality and women’s empowerment.

In our ongoing endeavor to provide education and expose the next generation of students to mining-related fields and encourage them to pursue education and careers in the industry, we have joined forces with two charitable organizations – Mining Matters and Young Mining Professionals.

Mining Matters is a Canadian charitable organization dedicated to educating young people to develop knowledge and awareness of Earth Sciences and the minerals industry through meaningful learning activities and innovative STEM education programs. Mining Matters provides engaging, hands-on mineral resources programming and practical mining educational opportunities for indigenous youth.

The Young Mining Professionals Scholarship Fund (“YMPSF”) was established to help fund and promote mining and mining-related education to Canada’s next-generation mining entrepreneurs. YMPSF’s mandate is to attract young people to Canada’s exploration and mining industry by supporting their academic studies in Earth Sciences post-secondary programs.

To commemorate September 30, Canada’s 2nd annual Truth and Reconciliation Day, the entire Triple Flag team and guests invited from the banking community participated in hands-on learning activities, guided by Mining Matters and Triple Flag instructors. The team closed the session by reviewing the finalists for the Triple Flag Young Mining Professionals Scholarship Fund (“YMPSF”) bursary and deliberating on the winner of the award. Both activities further support our commitment to encouraging Indigenous youth and post-secondary students’ academic pursuits in mining-related fields.

In the first quarter of 2022, Triple Flag donated C$100,000 to the Canadian Red Cross in support of the Ukrainian humanitarian relief effort to assist those most in need during this horrific crisis. The Triple Flag team also participated in packing supplies (emergency shelters, blankets, lanterns, toiletries, etc.) in response to the relief effort.

To commemorate International Women’s Day on March 8, 2022, Triple Flag sponsored a table at the Women for Women’s College Hospital Foundation luncheon and hosted women from our extended network, including Board members at the gala event which raised nearly C$600,000 to fuel the healthcare revolution and to help give every woman every chance for the best health possible.

We acknowledge the land on which many of our global partners operate is located on traditional territories. Our head office in Toronto, Canada is located on the traditional territory of many nations including the Mississaugas of the Credit, the Anishnabeg, the Chippewa, the Haudenosaunee and the Wendat peoples, and is now home to many diverse First Nations, Inuit and Métis peoples. We also acknowledge that Toronto is covered by Treaty 13 with the Mississaugas of the Credit.

Portfolio of Streaming and Related Interests and Royalty

The following tables present our revenue and GEOs sold by asset for the periods indicated. GEOs are based on stream and related interests and royalty interests and are calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during that quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period.

Three months and year ended December 31, 2022 compared to three months and year ended December 31, 2021

	Three months ended December 31		Year ended December 31
Revenue ($000s)	2022	2021	2022	2021
Streaming and Related Interests
Cerro Lindo	$16,316	$11,419	$46,742	$55,140
Northparkes	6,755	6,772	25,316	26,797
ATO	4,704	1,755	15,503	6,096
RBPlat	3,181	3,417	13,817	14,564
Renard	2,459	2,283	9,437	6,903
Buriticá	4,066	2,159	9,150	7,922
Other[1]	207	483	1,609	1,849
	$37,688	$28,288	$121,574	$119,271
Royalty Interests
Fosterville	$3,202	$5,838	$15,275	$18,570
Young-Davidson	1,400	1,206	5,602	5,067
Dargues	880	642	4,218	3,121
Other[2]	716	1,016	3,610	4,392
	$6,198	$8,702	$28,705	$31,150
Revenue from contracts with customers	$43,886	$36,990	$150,279	$150,421
Revenue – Other	-	-	$1,606	-
	$43,886	$36,990	$151,885	$150,421

	Three months ended December 31		Year ended December 31
Revenue ($000s)	2022	2021	2022	2021
Gold	$19,328	$19,054	$80,533	$74,035
Silver	21,892	15,414	61,051	68,777
Other	2,666	2,522	10,301	7,609
Total	$43,886	$36,990	$151,885	$150,421

1.	Includes revenue from Gunnison and Pumpkin Hollow.
2.	Includes revenue from Eagle River, Hemlo, Henty and Stawell.

	Three months ended December 31		Year ended December 31
GEOs (ounces)	2022	2021	2022	2021
Streaming and Related Interests
Cerro Lindo	9,455	6,361	26,047	30,651
Northparkes	3,914	3,772	14,058	14,886
ATO	2,725	977	8,724	3,380
RBPlat	1,843	1,903	7,653	8,096
Renard	1,424	1,272	5,253	3,839
Buriticá	2,356	1,203	5,133	4,403
Other[1]	121	269	878	1,027
	21,838	15,757	67,746	66,282
Royalty Interests
Fosterville	1,855	3,253	8,454	10,327
Young-Davidson	810	672	3,110	2,817
Dargues	510	358	2,339	1,735
Other[2]	415	565	1,993	2,441
	3,590	4,848	15,896	17,320
GEOs (ounces) – Other	-	-	929	-
Total	25,428	20,605	84,571	83,602

1.	Includes GEOs from Gunnison and Pumpkin Hollow.
2.	Includes GEOs from Eagle River, Hemlo, Henty and Stawell.

	Three months ended December 31		Year ended December 31
GEOs (ounces)	2022	2021	2022	2021
Gold	11,199	10,614	44,786	41,143
Silver	12,684	8,586	34,052	38,229
Other[1]	1,545	1,405	5,733	4,230
Total	25,428	20,605	84,571	83,602

1.	Refers to copper and diamonds.

For the three months ended December 31, 2022, we sold 25,428 GEOs, a quarterly record, an increase of 23% from 20,605 GEOs sold for the same period in the prior year, largely due to higher GEOs from Cerro Lindo, ATO and Buriticá due to higher deliveries. This was partially offset by lower GEOs from Fosterville due to lower attributable ounces.

For the year ended December 31, 2022, we sold 84,571 GEOs, an annual record, compared to 83,602 GEOs sold in the prior year largely due to higher GEOs from ATO due to higher deliveries, partially offset by lower GEOs from the Cerro Lindo stream due to lower deliveries and a higher ratio of gold prices to silver prices during the year.

Key Developments

Since December 31, 2022

Acquisition of Maverix

On January 19, 2023, the Company acquired all of the issued and outstanding common shares of Maverix pursuant to the terms of an arrangement agreement dated November 9, 2022 (the “Agreement”). Pursuant to the Agreement, Maverix shareholders had the option to receive either 0.36 of a TF Precious Metals common share or $3.92 in cash per Maverix common share, in each case subject to pro-ration such that the aggregate cash consideration would not exceed 15% of the total consideration and the aggregate share consideration will not exceed 85% of the total consideration. In connection with the closing, Triple Flag paid $86.7 million and issued 45,097,390 common shares to all former Maverix shareholders and also incurred $5.7 million of transaction costs. The transaction will be recorded as an asset acquisition during the first quarter of 2023.

For the three months and year ended December 31, 2022

Clean Air Metals NSR Royalty

On December 19, 2022, the Company entered into a royalty purchase agreement with Clean Air Metals Inc. to acquire a 2.5% net smelter returns (“NSR”) royalty on the Thunder Bay North Project in Northern Ontario, Canada for C$15 million. The first tranche of C$10 million was funded and the remaining C$5 million will be paid within the following 90 days subject to certain conditions. Clean Air Metals Inc. has the right to buy down up to 40% of the NSR royalty and to reduce the NSR royalty percentage to 1.5% on or before December 19, 2025 for C$10.5 million. Clean Air Metals Inc. has also granted Triple Flag a right of first refusal on any future stream, royalty, or similar financing for the Thunder Bay North Project and an area of interest around the project.

Gross Revenue Return and Stream on Prieska

On December 13, 2022, the Company announced that it had entered into definitive agreements with Orion Minerals Ltd. (“Orion”) for the acquisition of a A$10 million gross revenue return (“GRR”) agreement and $80 million gold and silver stream on the Prieska copper-zinc mine in South Africa (the “Prieska Stream”).

The GRR provides Triple Flag with an entitlement to 0.8% of gross revenue from future production at the Prieska mine. The Prieska Stream required Orion to deliver to Triple Flag 84% of reference gold and 84% of reference silver, until 94.3 koz and 5,710 koz of gold and silver, respectively, have been delivered. Thereafter, the payable gold and silver under the Prieska Stream will be reduced to 50% for the remaining mine life. The Company will make ongoing payments of 10% of the spot gold price for each ounce of gold and 10% of the spot silver price for each ounce of silver delivered under the Prieska Stream.

Payable gold and silver for the purposes of the Prieska Stream are determined using a fixed ratio to copper in concentrate until the respective delivery thresholds are met – 0.359 ounces of payable gold per tonne of copper contained in concentrate and 21.736 ounces of payable silver per tonne of copper contained in concentrate. Closing of the GRR is subject to obtaining approvals, and closing of the Prieska stream is conditional on obtaining approvals, the mine development being fully funded and Orion finalizing a mine plan to the Company’s satisfaction.

Normal Course Issuer Bid

In November 2022, Triple Flag received approval from the TSX to renew its normal course issuer bid (“NCIB”). Under the NCIB, the Company may acquire up to 2,000,000 of its common shares from time to time in accordance with the NCIB procedures of the TSX. Repurchases under the NCIB are authorized until November 14, 2023. Daily purchases will be limited to 9,186 common shares, representing 25% of the average daily trading volume of the common shares on the TSX for the period from May 1, 2022 to October 31, 2022 (being 36,744 common shares), except where purchases are made in accordance with the “block purchase exemption” of the TSX rules. All common shares that are repurchased by the Company under the NCIB will be cancelled. In November 2022, Triple Flag also re-established an Automatic Share Purchase Plan (“ASPP”) with the designated broker responsible for the NCIB to allow for the purchase of common shares under the NCIB at times when Triple Flag would ordinarily not be permitted to purchase common shares due to regulatory restrictions and customary self-imposed blackout periods. As at December 31, 2022, the Company did not instruct the designated broker to make purchases under the ASPP and had purchased 507,122 of its common shares under the NCIB for $5.8 million.

Pumpkin Hollow (97.5% gold and silver stream and 2% Open Pit Royalty)

On October 28, 2022, Nevada Copper Corp. (“Nevada Copper”) signed a restart financing package to support the restart and ramp-up of the Pumpkin Hollow underground copper mine. As part of this financing package, Triple Flag provided $30 million of funding, consisting of a payment of $26.2 million for increasing the existing net smelter returns royalty on Nevada Copper’s open pit project from 0.7% to 2.0% and acceleration of the $3.8 million remaining funding under the metal purchase and sale agreement. Nevada Copper will have the option to buy down the royalty by 1.3% to the original 0.7% for $33 million until the earlier of (i) 24 months from the date that the amended and restated Open Pit royalty agreement is entered into; or (ii) a change of control of Nevada Copper.

In connection with the Nevada Copper restart financing package for operations at the Pumpkin Hollow mine, its senior credit facility was amended to provide for a new tranche of up to $25 million, of which Triple Flag has committed $5 million.

Steppe Gold Prepaid Gold Interest

On September 26, 2022, the Company entered into an agreement with Steppe Gold to acquire a prepaid gold interest (the “Steppe Gold Prepaid Gold Interest”). Under the terms of the agreement, the Company made a cash payment of $4.8 million to acquire the prepaid gold interest in exchange for delivery of 3,000 ounces of gold that will be delivered by Steppe Gold within the next 8 months. First delivery under the arrangement was made in December, 2022.

The Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss and fair value is calculated based on the LBMA PM fix on the last trading day of the quarter. For the three months and year ended December 31, 2022, the Company recognized income of $0.4 million and $0.6 million, respectively, as a result of changes in the fair value of the prepaid gold interest ($nil for the three months and year ended December 31, 2021).

Credit Facility Amendment

On September 22, 2022, the Company extended the maturity of the $500 million credit facility (the “Credit Facility”) by three years, with a new maturity date of August 30, 2026, and increased the uncommitted accordion from $100 million to $200 million, for a total availability of up to $700 million. Under the amendment, the London Inter-Bank Offered Rate (“LIBOR”) benchmark interest rate was replaced by the Secured Overnight Financing Rate (“SOFR”). All other significant terms of the Credit Facility remain unchanged. Transaction costs relating to the amendment of $1.8 million were recorded in other assets on the effective date of the amendment.

New York Stock Exchange Listing

On August 30, 2022, the Company commenced trading on the New York Stock Exchange (the “NYSE”) under the symbol “TFPM”, the same symbol the Company’s common shares trade under in Canadian dollars on the TSX. Prior to the NYSE listing, the Triple Flag common shares traded on the TSX in both Canadian dollars (under the symbol “TFPM”) and U.S. dollars (under the symbol “TFPM.U”). On September 16, 2022, Triple Flag discontinued use of the TFPM.U ticker symbol.

Stornoway restructuring

On April 29, 2022, Stornoway Diamonds (Canada) Inc. (“Stornoway”), the Renard Streamers (including TF R&S Canada Limited, a subsidiary of TF Precious Metals) and the secured creditors of Stornoway (including TF R&S Canada Limited) completed amendments to the Renard stream and secured debt of Stornoway. Key components of the agreements are as follows:

•	The amounts outstanding under the Stornoway Working Capital Facility (the “Facility”) were fully repaid on April 29, 2022 (Stornoway repaid C$1.5 million to Triple Flag);

•	The Facility remains available to be drawn by Stornoway up to an amount of C$20 million in total (C$2.6 million attributable to Triple Flag). The maturity date of the Facility has been extended to December 31, 2025;

•	Stream payments will be required in a given quarter provided:

-	Stornoway satisfies certain minimum cash thresholds, and

-	No amounts are outstanding under the Facility;

•	In the event that Stornoway does not satisfy minimum cash thresholds at the end of a given quarter, the Renard Streamers will be required to resume reinvesting all or a portion of their net proceeds under the Renard stream into the Stornoway Bridge Financing Facility (the “Bridge”); and

•	The maturity date of the Bridge and other loans has been extended to December 31, 2025, subject to further extension of the maturity of the Bridge to December 2028 in certain events. Certain amounts outstanding under the Bridge are subject to early repayment at the end of each year to the extent that Stornoway then satisfies certain excess cash thresholds.

Subsequent to signing the amendments, 100% of stream payments were made as a result of Stornoway satisfying the minimum cash threshold and having no amounts outstanding under the Facility.

Acquisition of Sofia NSR Royalty

On March 7, 2022, the Company entered into a royalty purchase agreement with a third party to acquire a 1% NSR royalty over the Sofia Project (“Sofia”), located in Chile, for $5 million. The transaction closed on May 3, 2022. Concurrent with the royalty purchase agreement, the Company also acquired 2 million common shares of 2673502 Ontario Inc., a company with a 96% interest in AndeX Minerals, which in turn owns 100% of Sofia, for C$3 million (the “AndeX Equity Interest”) and received a right of first refusal over an additional 1% NSR royalty covering Sofia.

Talon Royalty Buydown

On February 15, 2022, Talon Nickel (USA) LLC (“Talon”) exercised its right to reduce the royalty rate under the Tamarack royalty agreement from 3.5% to 1.85% of Talon’s interest in the Tamarack project in exchange for a payment of $4.5 million (the “Talon Royalty Buydown”). The Company acquired its royalty on the Tamarack project for $5 million in March 2019. This resulted in a gain on disposition of $2.1 million.

Beaufor Royalty

On February 4, 2022, the Company entered into a royalty purchase agreement with a third party to acquire a 2% NSR royalty (with a milestone-based stepdown to 1%) on the Beaufor Mine (the “Beaufor Royalty”) for C$6.75 million. In connection with this transaction, the Company entered into a binding agreement with Monarch Mining Corporation (“Monarch”), the operator of the Beaufor mine, to provide Monarch with additional funding of C$4.5 million in consideration for increasing the royalty rate to 2.75% and eliminating the stepdown. Refer to Note 13 to the Annual Financial Statements for additional details.

For the year ended December 31, 2021

Gunnison Stream Amendment

On December 22, 2021, the Company and Excelsior Mining Corp. including its subsidiaries (“Excelsior”), agreed to an amendment to the stream agreement between the Company and Excelsior, to help facilitate certain transactions. Pursuant to the amendment, the Company and Excelsior agreed to remove Excelsior’s buydown option and concurrently agreed to re-price Triple Flag’s 3.5 million common share purchase warrants to C$0.54 per common share (from the prior exercise price of C$1.50 per common share). This amendment was reflected in our results for the year ended December 31, 2021 and did not have a material impact on our financial statements.

Acquisition of Chilean Royalty Portfolio

On December 21, 2021, we entered into an agreement with Azufres Atacama SCM to acquire 2% NSR royalties on each of the Aster 2, Aster 3 and Helada properties that are proximal to Gold Fields Limited’s (“Gold Fields”) Salares Norte project in Chile for $4.9 million. These properties cover prospective exploration ground that Gold Fields has been exploring. The Salares Norte project is currently under construction with anticipated first production in 2023. The royalties include buydown provisions that would reduce the amount of each NSR royalty from 2% to 1%. The amount to be received by the Company if the buydown provisions are exercised would be $2 million for the Aster 2 royalty and $4 million for each of the Aster 3 and Helada royalties.

Normal Course Issuer Bid and Automatic Share Purchase Plan

In October 2021, the Company established an NCIB. Under the NCIB, the Company could acquire up to 2,000,000 of its common shares from time to time in accordance with the NCIB procedures of the TSX. Repurchases under the NCIB were authorized until October 13, 2022. Daily purchases were limited to 8,218 common shares, representing 25% of the average daily trading volume of the common shares on the TSX for the period from May 20, 2021 to October 5, 2021, being 32,872 common shares, except where purchases were made in accordance with the “block purchase exemption” of the TSX rules. All common shares that were repurchased by the Company under the NCIB were canceled. At December 31, 2021, the Company had purchased 155,978 of its common shares under the NCIB for $1.7 million, all of which were cancelled.

In December 2021, in connection with the NCIB, that expired on October 13, 2022, the Company entered into an ASPP with the designated broker responsible for the NCIB. The ASPP was implemented effective January 1, 2022. The ASPP was intended to allow for the purchase of its common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions and customary self-imposed blackout periods. Pursuant to the ASPP, prior to entering into a blackout period, the Company could instruct the designated broker to make purchases under the NCIB in accordance with the terms of the ASPP. Such purchases would be made by the designated broker in its sole discretion based on parameters established by us prior to the blackout period in accordance with the rules of the TSX, applicable securities laws and the terms of the ASPP.

Dividend Reinvestment Plan

In October 2021, we announced that we had implemented a Dividend Reinvestment Plan (“DRIP”). Participation in the DRIP is optional and will not affect shareholders’ cash dividends, unless they elect to participate in the DRIP. At the Company’s discretion, reinvestment will be made by acquiring common shares from the open market or issuing shares from Treasury. The plan is effective for dividends declared by the Company, beginning with dividends declared in November 2021. The DRIP is limited to non-U.S. participants.

Initial Public Offering

TF Precious Metals closed its IPO on May 26, 2021. TF Precious Metals sold an aggregate of 19,230,770 treasury common shares at an offering price of $13.00 per share. On June 29, 2021, the underwriters of the IPO exercised an over-allotment option granted to purchase a further 1,058,553 treasury common shares at the initial offering price of $13.00 per share. In connection with the IPO, the common shares were listed on the TSX only in both Canadian and U.S. dollars under the symbols TFPM and TFPM.U, respectively. Total proceeds from the IPO, net of underwriter fees and various issue costs, were $245,115.

IAMGOLD Royalty Portfolio Purchase

On January 12, 2021, we entered into an agreement (the “IAMGOLD Agreement”) to purchase a royalty portfolio from IAMGOLD Corporation and certain of its subsidiaries (together, “IAMGOLD”). On March 26, 2021, we entered into an amendment to the IAMGOLD Agreement, pursuant to which we agreed to acquire a royalty portfolio consisting of 34 royalties on various exploration and development properties for an aggregate acquisition price of $45.7 million. The acquisition closed during the first half of 2021. Transaction costs incurred of $393 thousand were capitalized at the acquisition date.

Operating Assets – Performance

Our business is organized into a single operating segment, consisting of acquiring and managing precious metals and other high-quality streams and royalties. Our chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance.

Asset Performance — Streams and related assets (producing)

1.	Cerro Lindo (Operator: Nexa Resources S.A.)

Under the stream agreement with Nexa Resources S.A (“Nexa”), we receive 65% of payable silver produced from the Cerro Lindo mine until 19.5 million ounces have been delivered and 25% thereafter. As at December 31, 2022, 12.2 million ounces of silver had been delivered under the stream agreement with Nexa since inception.

For the three months ended December 31, 2022, we sold the 715,161 ounces of silver delivered under the agreement, a 37% increase from the same period in the prior year, driven by higher deliveries. GEOs sold were 9,455 for the three months ended December 31, 2022, compared to 6,361 for the same period in the prior year, driven by higher deliveries.

For the year ended December 31, 2022, Nexa delivered 2,076,824 ounces of silver, an 8% decrease from the prior year. We sold 2,111,018 ounces of silver received from the Cerro Lindo stream for the year ended December 31, 2022, a 5% decrease from the prior year, driven by lower deliveries. GEOs sold were 26,047 for the year ended December 31, 2022, compared to 30,651 for the prior year, driven by a higher ratio of gold to silver prices and lower deliveries.

2.	RBPlat PGM Operations (Operator: Royal Bafokeng Platinum Limited)

Under the stream agreement with Royal Bafokeng Platinum Limited (“RBPlat”), we receive 70% of the payable gold until 261,000 ounces are delivered and 42% of payable gold thereafter on the RBPlat PGM Operations. As at December 31, 2022, 21,756 ounces of gold had been delivered under the stream agreement with RBPlat since inception. For the three months ended December 31, 2022, we sold the 1,823 ounces of gold delivered by RBPlat under the stream agreement, a 5% decrease from the ounces delivered and sold for the same period in the prior year. The decrease in metal sales was driven by lower deliveries. GEOs sold were 1,843 for the three months ended December 31, 2022, compared to 1,903 for the same period in the prior year.

For the year ended December 31, 2022, we sold the 7,582 ounces of gold delivered by RBPlat under the stream agreement, a 6% decrease from the ounces delivered and sold in the prior year. The decrease in metal sales was driven by lower deliveries. GEOs sold were 7,653 for the year ended December 31, 2022, compared to 8,096 for the prior year.

3.	Altan Tsagaan Ovoo (“ATO”) (Operator: Steppe Gold)

Under the stream agreement with Steppe Gold, we receive 25% of the payable gold until 46,000 ounces of gold have been delivered and thereafter 25% of payable gold subject to an annual cap of 7,125 ounces, and 50% of the payable silver until 375,000 ounces of silver have been delivered and thereafter 50% of payable silver subject to an annual cap of 59,315 ounces produced from the ATO mine in Mongolia. As at December 31, 2022, 19,139 ounces of gold and 40,231 ounces of silver had been delivered under the stream agreement with Steppe Gold since inception.

For the three months ended December 31, 2022, we sold the 2,601 ounces of gold and 9,401 ounces of silver delivered to the Company under stream and related agreements, compared to the 843 ounces of gold and 10,372 ounces of silver sold for the same period in the prior year, respectively. GEOs sold were 2,705 for the three months ended December 31, 2022, compared to 977 for the same period in the prior year.

For the year ended December 31, 2022, we sold the 8,507 ounces of gold and 22,129 ounces of silver delivered to the Company under stream and related agreements, compared to the 3,199 ounces of gold and 11,247 ounces of silver sold and delivered in the prior year, respectively. GEOs sold from ATO were 8,724 for the year ended December 31, 2022, compared to 3,380 for the same period in the prior year.

4.	Northparkes (Operator: China Molybdenum Co., Ltd)

Under the stream agreement with China Molybdenum Co., Ltd (“CMOC”), we receive 54% of the payable gold until an aggregate of 630,000 ounces have been delivered and thereafter 27% of payable gold, and 80% of the payable silver produced until an aggregate of 9 million ounces of silver have been delivered to us, and 40% of the payable silver thereafter for the remainder of the life of the mine. At December 31, 2022, 28,610 ounces of gold and 509,587 ounces of silver had been delivered under the stream agreement with CMOC since inception.

For the three months ended December 31, 2022, we sold the 3,114 ounces of gold and 57,779 ounces of silver delivered to the Company. This compares to 4,110 ounces of gold and 68,212 ounces of silver delivered and 2,922 ounces of gold and 68,212 ounces of silver sold for the same period in the prior year. GEOs sold were 3,914 for the three months ended December 31, 2022, compared to 3,772 for the same period in the prior year.

For the year ended December 31, 2022, 10,386 ounces of gold and 206,350 ounces of silver were delivered to the Company and 11,574 ounces of gold and 206,350 ounces of silver were sold. This compares to 13,247 ounces of gold and 210,503 ounces of silver delivered and 12,059 ounces of gold and 210,503 ounces of silver sold in the prior year. GEOs sold were 14,058 for the year ended December 31, 2022, compared to 14,886 for the prior year.

5.	Buriticá (Operator: Zijin Mining Group Co.)

Under the stream agreement, we receive 100% of payable silver based on a fixed silver-to-gold ratio of 1.84 over the life of the asset.

For the three months ended December 31, 2022, we sold the 178,719 ounces of silver delivered under the agreement, a 91% increase from the same period in the prior year. GEOs sold were 2,356 for the three months ended December 31, 2022, compared to 1,203 for the same period in the prior year.

For the year ended December 31, 2022, we sold the 413,904 ounces of silver delivered under the agreement, a 30% increase from the prior year. GEOs sold were 5,133 for the year ended December 31, 2022, compared to 4,403 for the same period in the prior year.

6.	Renard (Operator: Stornoway Diamond Corporation)

Under the stream agreement with Stornoway Diamond Corporation we receive 4% of payable carats over the life of the asset.

For the three months ended December 31, 2022, there were 21,878 diamond carats attributable to the Company under the agreement, a 2% increase from the same period in the prior year. GEOs sold were 1,424 for the three months ended December 31, 2022, compared to 1,272 for the same period in the prior year, largely driven by higher diamond prices.

For the year ended December 31, 2022, there were 75,755 diamond carats attributable to the Company under the agreement, a 3% increase from the same period in the prior year. GEOs sold were 5,253 for the year ended December 31, 2022, compared to 3,839 in the prior year, largely driven by higher diamond prices.

Asset Performance — Royalties (Producing)

1.	Fosterville Gold Mine (Operator: Agnico Eagle Mines Limited, effective February 8, 2022)

We own a 2% NSR royalty interest in Agnico Eagle Mines Limited’s (“Agnico Eagle") Fosterville mine in Australia. On February 16, 2023, Agnico Eagle reported fourth quarter 2022 results. For the three months ended December 31, 2022, Fosterville milled 139,000 tonnes of ore at an average grade of 20.29 g/t Au resulting in gold production of 88,634 ounces, compared to 108,156 ounces produced for the same period in the prior year. From February 8, 2022 to December 31, 2022, Fosterville milled 524,000 tonnes of ore at an average grade of 20.41 g/t Au resulting in gold production of 338,327 ounces. For the year ended December 31, 2022, Fosterville produced 383,206 ounces of gold, compared to 509,601 ounces produced for the same period in the prior year. Lower production in the fourth quarter of 2022 was primarily due to operating restrictions related to low frequency noise and lower gold grades than anticipated in the fourth quarter of 2022.

GEOs earned were 1,855 and 8,454 for the three months and year ended December 31, 2022, respectively, compared to 3,253 and 10,327, respectively, for the prior year.

2.	Young-Davidson Gold Mine (Operator: Alamos Gold Inc.)

We own a 1.5% NSR royalty interest in Alamos Gold Inc.’s (“Alamos Gold”) Young-Davidson mine in Canada. On January 12, 2023, Alamos Gold reported fourth quarter 2022 production results. For the three months ended December 31, 2022, Young-Davidson processed 7,585 tonnes of ore per day at an average grade of 2.31 g/t Au and a recovery of 91%, resulting in gold production of 45,000 ounces, a 13% decrease from the same period in the prior year. For the year ended December 31, 2022, Young-Davidson processed 7,835 tonnes of ore per day at an average grade of 2.31 g/t Au and a recovery of 91%, resulting in gold production of 192,000 ounces, a 2% decrease from the prior year.

GEOs earned were 810 and 3,110 for the three months and year ended December 31, 2022, respectively, compared to 672 and 2,817 for the same periods in the prior year.

Development Stage Assets

Kemess Project (Operator: Centerra Gold Inc.)

In May 2018, we entered into a silver purchase and sale agreement for a 100% silver stream, subject to a fixed ratio floor of 5.5755 ounces of silver for each 1,000 pounds of payable copper produced from the Kemess underground area, subject to fixed payable metal percentages for copper and silver, in exchange for an initial upfront deposit of $45 million, payable in stages, following the public announcement of a construction decision, plus a payment equal to 10% of the average five-day silver market price for each ounce of silver purchased.

The Kemess project is a brownfield project located in British Columbia approximately 430 kilometers northwest of Prince George. The project is 100% owned by Centerra Gold Inc. (“Centerra”) and includes the Kemess underground deposit, the Kemess East deposit and the existing infrastructure of the former Kemess South mine. Currently, the Kemess site is in care and maintenance with on-site activities focused on surface preparation work for future construction activities should Centerra decide to proceed with development. The public announcement of the construction decision will trigger our funding obligation and commencement of payments, as outlined in the “Contractual Obligations and Commitments” section of this MD&A.

Other Financial Assets

Investments comprise equity interests and warrants in publicly traded and private companies and have been recorded at fair value.

On September 26, 2022, the Company entered into an agreement with Steppe Gold to acquire a prepaid gold interest. The Company made a cash payment of $4.8 million to acquire the prepaid gold interest in exchange for delivery of 3,000 ounces of gold. Steppe Gold delivered 500 ounces in the three months ended December 31, 2022 and the balance of 2,500 ounces will be delivered following year end. The Steppe Gold Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss and fair value is calculated based on the LBMA PM fix on the last trading day of the quarter.

The following table summarizes other financial assets as at December 31, 2022 and December 31, 2021:

($ thousands)	As at December 31, 2022	As at December 31, 2021
Investments	$5,372	$13,672
Prepaid gold interest	4,534	-
Total other financial assets	$9,906	$13,672

Financial Condition and Shareholders’ Equity Review

Summary Balance Sheet

The following table presents summarized consolidated balance sheet information as at December 31, 2022 and December 31, 2021:

($ thousands)	As at December 31, 2022	As at December 31, 2021
Cash and cash equivalents	$71,098	$40,672
Other current assets	19,509	31,756
Non-current assets	1,246,424	1,230,981
Total assets	$1,337,031	$1,303,409

Current liabilities	$12,586	$4,470
Other non-current liabilities	5,966	4,317
Total liabilities	18,552	8,787
Total shareholders’ equity	1,318,479	1,294,622
Total liabilities and shareholders’ equity	$1,337,031	$1,303,409

Total assets were $1,337.0 million as at December 31, 2022, compared to $1,303.4 million as at December 31, 2021. Our asset base primarily consists of non-current assets such as mineral interests, which consist of our interests in streams and related interests and royalties. Our asset base also includes current assets, which generally include cash and cash equivalents, receivables, metal inventory and financial assets. The increase in total assets from December 31, 2021 was driven by an increase in cash balances from operating cash flows generated and the addition of streams and related interests and royalties during 2022 as we continued to grow through acquisitions, partially offset by net disposition of equity investments.

Total liabilities were $18.6 million as at December 31, 2022, compared to $8.8 million as at December 31, 2021. Total liabilities consist largely of amounts payable and accrued liabilities, deferred tax liabilities and lease obligations.

Total shareholders’ equity as at December 31, 2022 was $1,318.5 million, compared to $1,294.6 million as at December 31, 2021. The increase in shareholders’ equity reflects income generated during the period net of dividends paid.

Shareholders’ Equity

As at December 31, 2022	Number of shares
Common shares	155,685,593

As at December 31, 2021	Number of shares
Common shares	156,036,737

Our common shares are listed on the Toronto Stock Exchange in Canadian dollars and on the NYSE in US dollars, in each case under the symbol TFPM. In the fourth quarter of 2022, the Company declared and paid a dividend of $0.05 per share.

In October 2021, the Company established an NCIB, which expired on October 13, 2022. In November 2022, the Company renewed its NCIB. Under the renewed NCIB, the Company may acquire up to 2,000,000 of its common shares from time to time in accordance with the NCIB procedures of the TSX. Repurchases under the NCIB are authorized until November 14, 2023. For the three months ended December 31, 2022, the Company purchased 173,140 of its common shares under the NCIB for C$2.7 million. For the year ended December 31, 2022, the Company purchased 108,050 of its common shares under the NCIB for $1.3 million and 243,094 of its common shares under the NCIB for C$3.8 million.

As at February 21, 2023, 200,815,114 common shares are issued and outstanding and stock options are outstanding to purchase a total of 4,561,812 common shares.

Results of Operations Review

Comprehensive Income

Comprehensive income consists of net earnings or loss, together with certain other economic gains and losses, which, collectively, are described as ‘‘other comprehensive income (loss)’’ or ‘‘OCI’’ and excluded from the statement of income (loss). OCI includes realized and unrealized gains/losses from derivative contracts (interest rate swaps) designated as cash flow hedges. For the three months ended December 31, 2022 and 2021, other comprehensive income was $nil. For the year ended December 31, 2022, other comprehensive income was $nil. For the year ended December 31, 2021, other comprehensive income was $243 thousand on an after-tax basis, consisting of $25 thousand unrealized gains (after-tax) as well as $218 thousand realized losses (after-tax) from closing out the interest rate swap contracts designated as cash flow hedges. There was a $nil balance in accumulated other comprehensive income (“AOCI”) at December 31, 2022.

Condensed Consolidated Statements of Income

Three months and year ended December 31, 2022 compared to three months and year ended December 31, 2021

The following table presents summarized consolidated statements of income information for the three months and year ended December 31, 2022 and 2021:

($ thousands except share and	Three months ended December 31		Year ended December 31
per share information)	2022	2021	2022	2021
Revenue	$43,886	$36,990	$151,885	$150,421
Cost of sales	19,428	16,339	64,881	67,168
Gross profit	24,458	20,651	87,004	83,253

General administration costs	4,432	4,178	15,516	12,213
Business development costs	1,044	328	2,976	771
Sustainability initiatives	167	421	805	855
IPO readiness costs	-	-	-	670
Impairment charges	3,600	-	3,600	-
Operating income	15,215	15,724	64,107	68,744

Gain on disposition of mineral interest	-	-	2,099	-
Increase (decrease) in fair value of financial assets	733	60	(4,066)	(10,786)
Finance costs, net	(172)	(602)	(1,413)	(5,673)
Other expense	(500)	-	(500)	-
Loss on derivatives	-	-	-	(297)
Foreign currency translation loss	(63)	(1)	(352)	(25)
Other expense	(2)	(543)	(4,232)	(16,781)
Earnings before income taxes	15,213	15,181	59,875	51,963
Income tax recovery (expense)	247	(1,800)	(4,789)	(6,436)
Net earnings	$15,460	$13,381	$55,086	$45,527
Weighted average shares outstanding –basic	155,793,370	156,158,978	155,950,659	148,025,464
Weighted average shares outstanding –diluted	155,793,370	156,158,978	155,950,659	148,025,464
Earnings per share – basic and diluted	$0.10	$0.09	$0.35	$0.31

Three months ended December 31, 2022 compared to three months ended December 31, 2021

Revenue was $43.9 million, a quarterly record, an increase of 19% from $37.0 million for the same period in the prior year largely due to $10.3 million higher revenue due to higher volume from streams and related interests, partially offset by $2.3 million lower revenue from royalties, $0.6 million lower revenue due to lower gold prices and $0.4 million lower revenue due to lower silver prices. Higher revenue from streams and related interests was largely driven by higher stream deliveries from Cerro Lindo, ATO and Buriticá. Lower revenue from royalties was driven by lower attributable ounces from Fosterville.

Market gold price and gold sales volume for our streams were $1,726 per ounce and 7,039 ounces, respectively, compared to $1,795 per ounce and 5,792 ounces, respectively, in the prior year. Market silver price and silver sales volume were $21.17 per ounce and 961 thousand ounces, respectively, compared to $23.33 per ounce and 664 thousand ounces, respectively, in the prior year.

Cost of sales primarily represented the price of metals acquired under the stream agreement, non-cash cost of sales related to prepaid gold interests, as well as the depletion expense for streams and royalties, both of which are calculated based on units of metal sold or attributable royalty ounces. Cost of sales was $19.4 million (including depletion) from streams and related interests and royalties, compared to $16.3 million (including depletion) from streams and royalties for the same period in the prior year. The increase in cost of sales for the three months ended December 31, 2022 was largely due to cost of sales associated with higher metal deliveries from streams and related interests, partially offset by lower attributable ounces from royalties.

Gross profit was $24.5 million, an increase of 18% from $20.7 million for the same period in the prior year. The increase was largely driven by higher gross profit from Cerro Lindo, ATO and Buriticá due to higher deliveries, partially offset by lower gross profit from Fosterville due to lower attributable ounces and lower metal prices.

General administration costs were $4.4 million, compared to $4.2 million for the same period in the prior year. Higher costs for the three months ended December 31, 2022 were largely due to higher employee costs and higher office, insurance and other expenses driven by various public company costs, including directors’ and officers’ liability insurance costs, partially offset by lower professional services.

Business development costs were $1.0 million, compared to $0.3 million for the same period in the prior year. Business development costs represent ongoing business development costs incurred throughout the year including use of third-party service providers, net of costs capitalized, and costs reimbursed from our counterparties.

Sustainability initiatives represent costs incurred to acquire carbon offsets to counter our carbon footprint, which consists of not only the greenhouse gas emissions associated with our direct business activities, but also includes our share of emissions associated with production of our attributable metals by our counterparties, to the point of saleable metals. Sustainability initiatives also include partial funding of a bursary program in South Africa, community investments around Northparkes, and various social initiatives including donations and administration costs relating to the ESG program. For the three months ended December 31, 2022, expenditures on various sustainability initiatives were $167 thousand, compared to $421 thousand for the same period in the prior year.

Impairment charges related to the impairment of our interest in the Beaufor royalty.

Increase in fair value of financial assets for the three months ended December 31, 2022 represents change in the fair value of the Steppe Gold prepaid gold interest and in the fair value of our equity investments.

Finance costs, net were $0.2 million, compared to $0.6 million for the same period in the prior year. The finance costs largely reflect interest charges and standby fees on the Credit Facility, net of interest earned on cash balances. Lower finance costs were driven by higher interest earned on cash balances.

Income tax recovery was $0.2 million, compared to income tax expense of $1.8 million for the same period in the prior year. The decrease in income tax expense was driven by tax recovery associated with the Beaufor royalty impairment, lower income tax associated with our Australian royalties and tax recovery associated with increased general administration costs and business development costs.

Net earnings were $15.5 million, compared to $13.4 million for the same period in the prior year. Higher net earnings in 2022 were driven by higher gross profit, lower finance costs, net and lower income taxes, partially offset by higher business development costs.

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue was $151.9 million, an annual record, compared to $150.4 million in the prior year. The increase was driven by $7.6 million higher revenue due to higher volume from streams and $2.3 million higher revenue from higher diamond prices, largely offset by $7.3 million lower revenue due to lower silver prices, $0.3 million lower revenue due to lower attributable ounces from royalties and $0.7 million lower revenue due to lower gold prices. Higher revenue from streams and related interests was driven by higher deliveries from ATO and Buriticá, partially offset by lower deliveries from the Cerro Lindo stream. Lower revenue from royalties was largely due to lower attributable ounces from Fosterville.

Market gold price and gold sales volume for our streams were $1,800 per ounce and 27,485 ounces, respectively, compared to $1,799 per ounce and 23,852 ounces, respectively, in the prior year. Market silver price and silver sales volume were $21.73 per ounce and 2.8 million ounces, respectively, compared to $25.14 per ounce and 2.8 million ounces, respectively, in the prior year.

Cost of sales primarily represents the price of metals acquired under the stream agreement, non-cash cost of sales related to prepaid gold interests, as well as the depletion expense for streams and related interests and royalties, both of which are calculated based on units of metal sold or attributable royalty ounces. Cost of sales was $64.9 million (including depletion) from streams and royalties, compared to $67.2 million (including depletion) from streams and related interests and royalties for the prior year. The decrease in cost of sales for the year ended December 31, 2022 was largely due to the sales mix across the portfolio of streams and related interests and royalty interests.

Gross profit was $87.0 million, compared to $83.3 million in the prior year. The increase was driven by higher gross profit from ATO due to higher deliveries and higher gross profit from the Renard stream due to higher diamond prices, partially offset by lower gross profit from the Cerro Lindo stream due to lower deliveries and lower silver prices and lower gross profit from the Fosterville royalty due to lower attributable ounces.

General administration costs were $15.5 million, compared to $12.2 million in the prior year. Higher costs for the year ended December 31, 2022 were largely due to higher employee costs driven by share-based payments granted to employees and directors, higher office, insurance and other expenses driven by various public company costs, including directors’ and officers’ liability insurance costs and higher professional services driven by increased costs associated with operating as a public company.

Business development costs were $3.0 million, compared to $0.8 million in the prior year. Business development costs represent ongoing business development costs incurred throughout the year including use of third-party service providers, net of costs capitalized, and costs reimbursed from our counterparties.

Sustainability initiatives represent costs incurred to acquire carbon offsets to counter our carbon footprint, which consists of not only the greenhouse gas emissions associated with our direct business activities, but also includes our share of emissions associated with production of our attributable metals by our counterparties, to the point of saleable metals. Sustainability initiatives also include partial funding of a bursary program in South Africa, community investments around Northparkes, and various social initiatives including donations and administration costs relating to the ESG program. For the year ended December 31, 2022, expenditures on various sustainability initiatives were $0.8 million, in line with the prior year.

Impairment charges related to the impairment of our interest in the Beaufor royalty.

Gain on disposition of mineral interests of $2.1 million represents the gain on the Talon Royalty Buydown.

Decrease in fair value of financial assets represents the movement in the fair value of the Steppe Gold prepaid gold interest and our equity investments.

Finance costs, net were $1.4 million, compared to $5.7 million in the prior year. The finance costs largely reflect interest charges and standby fees on the Credit Facility, net of interest earned on cash balances. Lower finance costs were driven by lower interest on debt, which was fully repaid during the third quarter of 2021, partially offset by higher standby charges driven by the lower outstanding debt balance.

Loss on derivatives was $0.3 million in the prior year. Subsequent to the IPO, the Company repaid most of its Credit Facility and closed out the interest rate swap, resulting in a loss of $0.3 million. The Company has no hedge contracts at this time.

Income tax expense was $4.8 million, compared to $6.4 million for the same period in the prior year. The decrease in income tax expense was driven by lower income tax associated with our Australian royalties and by tax recovery associated with increased general administration costs, business development costs and sustainability initiatives.

Net earnings were $55.1 million, compared to $45.5 million in the prior year. Higher net earnings in 2022 were driven by higher gross profit, lower mark to market losses from equity investments, lower finance costs, gain on disposition of mineral interests and lower taxes, partially offset by higher general administration costs driven by public company costs, higher business development costs and impairment charges.

Condensed Statements of Cash Flows

Three months and year ended December 31, 2022 compared to three months and year ended December 31, 2021

The following table presents summarized consolidated statements of cash flow information for the three months and year ended December 31, 2022 and December 31, 2021:

	Three months ended December 31		Year ended December 31
($ thousands)	2022	2021	2022	2021
Operating cash flow before working capital and taxes	$35,409	$29,686	$123,807	$124,543
Income taxes recovered (paid)	22	(1,039)	(5,031)	(5,303)
Change in working capital	1,290	350	(400)	775
Operating cash flow	36,721	28,997	118,376	120,015
Net Cash used in investing activities	(37,955)	(5,310)	(48,916)	(48,145)
Net Cash used in financing activities	(10,416)	(9,724)	(38,750)	(51,835)
Effect of exchange rate changes on cash and cash equivalents	45	4	(284)	-
(Decrease) Increase in cash during the period	(11,605)	13,967	30,426	20,035
Cash and cash equivalents at beginning of period	82,703	26,705	40,672	20,637
Cash and cash equivalents at end of period	$71,098	$40,672	$71,098	$40,672

Three months ended December 31, 2022 compared to three months ended December 31, 2021

Operating cash flow was $36.7 million, a quarterly record, an increase of 27% from $29.0 million for the same period in the prior year. The increase was due to higher operating cash flow before working capital and taxes, higher working capital adjustments and lower net cash taxes paid. Operating cash flow before working capital and taxes was $35.4 million, an increase of 19% from $29.7 million for the same period in the prior year. The increase was driven by higher cash flows from streams and related interests, and lower sustainability initiatives, partially offset by lower cash flows from royalties and higher general administration and business development costs. Net cash used in investing activities was $38.0 million, compared to $5.3 million for the same period in the prior year. Net cash used in investing activities in 2022 largely included $26.2 million of funding for Nevada Copper’s open pit project, C$10 million of funding for the royalty on the Thunder Bay North Project and $3.8 million of remaining funding for the Pumpkin Hollow gold and silver stream. Net cash used in investing activities in 2021 largely included $4.9 million of funding for the Chilean royalty portfolio acquisition, $115 thousand of stream funding for the Pumpkin Hollow gold and silver stream and $322 thousand paid to exercise the Talon Warrants.

Net cash used in financing activities was $10.4 million, compared to $9.7 million for the same period in the prior year. Net cash used in financing activities in 2022 largely consisted of dividend payments of $7.8 million, $2.0 million paid to purchase shares under the NCIB, as well as interest payments of $0.5 million. Net cash used in financing activities in 2021 largely consisted of dividend payments of $7.4 million, $1.7 million paid to purchase shares under the NCIB program, as well as interest payments of $0.5 million.

Year ended December 31, 2022 compared to year ended December 31, 2021

Operating cash flow was $118.4 million, compared to $120.0 million in the prior year. The decrease was due to lower operating cash flow before working capital and taxes and working capital adjustments, partially offset by lower income taxes paid.

Net cash used in investing activities was $48.9 million, compared to $48.1 million in the prior year. Net cash used in investing activities in 2022 largely included $26.2 million of funding for Nevada Copper’s open pit project, $8.9 million of funding for the Beaufor royalty acquisition, C$10 million of funding for the royalty on the Thunder Bay North Project, $5.2 million of funding for the Sofia NSR royalty acquisition, $4.8 million of funding for the Steppe Gold Prepaid Gold Interest, $4.2 million of funding for the Pumpkin Hollow gold and silver stream and C$3 million for the AndeX Equity Interest, partially offset by $4.5 million received for the Talon Royalty Buydown, proceeds of C$3.7 million for the disposition of 5,000,000 Talon shares and C$4.2 million for the disposition of 6,444,786 EarthLabs Inc. shares. Net cash used in investing activities in 2021 included $45.8 million of funding for the IAMGOLD royalty portfolio, $4.9 million of funding for the Chilean royalty portfolio acquisition, $0.5 million stream funding for the Pumpkin Hollow gold and silver stream, $322 thousand paid to exercise the Talon Warrants, partially offset by $3.4 million of proceeds from the sale of 803,900 EarthLabs Inc. shares and 1.5 million Steppe Gold shares.

Net cash used in financing activities was $38.8 million, compared to $51.8 million in the prior year. Net cash used in financing activities in 2022 largely consisted of dividend payments of $30.4 million, $4.1 million paid to purchase shares under the NCIB, $1.8 million of costs relating to the extension of the Credit Facility, as well as interest payments of $2.0 million. Net cash used in financing activities in 2021 largely consisted of long-term debt repayment and interest payments of $319.0 million and $5.1 million, respectively, $1.7 million paid to purchase shares under the NCIB as well as dividend payments of $14.8 million, partially offset by proceeds of $245.1 million from the IPO, including the over-allotment option, net of underwriting and other fees, as well as $44 million in drawdowns from the Credit Facility to fund the IAMGOLD royalty portfolio acquisition.

Liquidity and Capital Resources

As of December 31, 2022, our cash and cash equivalents were $71.1 million, compared to $40.7 million as at December 31, 2021. Cash and cash equivalents at February 21, 2023 of $26.5 million reflect the effect of the net drawdown on the Credit Facility, cash consideration paid to Maverix shareholders and various transaction costs pursuant to the Maverix acquisition. Significant variations in the liquidity and capital resources during the period are explained in the ‘‘Condensed Statements of Cash Flows’’ section of this MD&A.

Our primary uses of capital are to finance operations, acquire new stream and related interests and royalty assets, general working capital and payment of dividends. Our objectives when managing capital are to ensure that we will continue to have enough liquidity to achieve our acquisition growth strategy, finance working capital requirements and provide returns to our shareholders. The timing of metal sales from inventory from our stream and related interests is based on commercial considerations, including our assessment of market conditions and our financial requirements. We believe our cash on hand, estimated cash flow from royalties and the sales of metal credits will be sufficient to fund our anticipated operating cash requirements and payment of dividends for the next twelve months and beyond.

Credit Facility

The Company currently has a Credit Facility of $500 million with an additional uncommitted accordion of up to $200 million for a total availability of up to $700 million, maturing on August 30, 2026. As at December 31, 2022, the Credit Facility balance was $nil. At February 21, 2023, Credit Facility balance was $80 million, reflecting the drawdown related to the Maverix acquisition.

Finance costs relating to the Credit Facility for the three months and year ended December 31, 2022 were $0.9 million and $3.2 million, respectively, including amortization of debt issuance costs and standby fees. This compares to finance costs of $0.8 million and $6.3 million, respectively, for the three months and year ended December 31, 2021, including interest charges, the impact of the pay-fixed receive-float interest rate swap, amortization of debt issuance costs and standby fees. The Credit Facility includes covenants that require us to maintain certain financial ratios, including leverage ratios, as well as certain non-financial requirements. As at December 31, 2022, all such ratios and requirements were met. The Credit Facility is used for general corporate purposes and investments in the mineral industry, including the acquisition of streams and related interests and royalty assets.

Interest Rate Swap

On April 30, 2020, we entered into a pay-fixed receive-float interest rate swap to hedge the LIBOR rate on $150 million of our Credit Facility. The swap had been designated as a cash flow hedge, as it converted the floating rate debt to fixed. Through the swap, interest on $150 million of the balance outstanding under the facility was fixed at 0.315% plus the applicable margin, depending on our leverage ratio. On May 28, 2021, we paid $297 thousand to terminate the swap. As a result, we discontinued hedge accounting and released a loss of $297 thousand ($218 thousand loss net of tax) from AOCI in the second quarter of 2021.

Quarterly Information1, 2

	2022				2021
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
IFRS measures:
Cash and cash equivalents	71,098	82,703	74,431	58,132	40,672	26,705	11,719	4,258
Total assets	1,337,031	1,325,499	1,318,244	1,311,462	1,303,409	1,297,722	1,306,368	1,309,596
Revenue	43,886	33,754	36,490	37,755	36,990	37,126	40,939	35,366
Net earnings	15,460	12,815	10,922	15,889	13,381	5,128	18,339	8,679
Earnings per share (basic and diluted)	0.10	0.08	0.07	0.10	0.09	0.03	0.13	0.06
Operating cash flow	36,721	25,356	29,940	26,359	28,997	29,455	32,754	28,809
Operating cash flow per share	0.24	0.16	0.19	0.17	0.19	0.19	0.23	0.21

Non-IFRS measures[3]:
GEOs	25,428	19,523	19,507	20,113	20,605	20,746	22,537	19,714
Adjusted Net Earnings	18,265	13,258	14,854	15,471	13,409	13,714	16,650	13,791
Adjusted Net Earnings per share	0.12	0.09	0.10	0.10	0.09	0.09	0.12	0.10
Adjusted EBITDA	33,012	26,054	28,144	30,457	28,880	29,549	34,959	30,097

Average gold price[4]	1,726	1,729	1,871	1,877	1,795	1,790	1,816	1,794
Average silver price[5]	21.17	19.23	22.60	24.01	23.33	24.36	26.69	26.26

1.	All amounts in thousands of U.S. dollars except for GEOs, per share information, and average gold and silver price.

2.	Sum of all the quarters may not add up to the annual total due to rounding.

3.	GEOs, adjusted net earnings, adjusted net earnings per share and adjusted EBITDA as presented above are non-IFRS financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of GEOs, adjusted net earnings, adjusted net earnings per share and adjusted EBITDA to the most directly comparable IFRS measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.

4.	Based on the LBMA PM fix.

5.	Based on the LBMA fix.

In the fourth quarter of 2022, we funded Nevada Copper’s open pit project, provided remaining funding for the Nevada Copper gold and silver stream and acquired the royalty on the Thunder Bay North Project. In the third quarter of 2022, we acquired the Steppe Gold Prepaid Gold Interest. In the second quarter of 2022, we acquired the Sofia NSR royalty. In the first quarter of 2022, we acquired the Beaufor royalty. In the fourth quarter of 2021, we completed the Chilean royalty acquisition for $4.9 million. In the third quarter of 2021, we repaid the remaining balance on our Credit Facility, leaving the Company debt-free, and paid our inaugural dividend. In the second quarter of 2021, we successfully completed our IPO and paid down the majority of our Credit Facility, while achieving record GEOs and operating cash flow since inception. In the first quarter of 2021, we entered into an agreement with IAMGOLD to purchase a royalty portfolio consisting of 34 royalties on various exploration and development properties for $45.7 million.

Commitments and Contingencies

From time to time, we may be involved in disputes with other parties arising in the ordinary course of business that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations. We record a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. We are not currently involved in any material legal proceedings.

Contractual Obligations and Commitments

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments.

Stream Agreements

As of December 31, 2022, we had significant commitments to make per-ounce cash payments for precious metals, copper and diamonds pursuant to the terms of the metals purchase and sale agreements, as detailed in the following table:

Mineral interest	Commodity	Inception date	Unit	Attributable volume purchased	Per unit cash payment	Term
Cerro Lindo	Silver	Dec. 20, 2016	Ounce	65%[1]	10% of monthly average	Life of mine
ATO	Gold	Aug. 11, 2017	Ounce	25%[2]	17% of spot	Life of mine
ATO	Silver	Aug. 11, 2017	Ounce	50%[3]	17% of spot	Life of mine
Renard	Diamond	Nov. 29, 2017	Carat	4%	Lesser of 40% of achieved sales price or $40	Life of mine
Pumpkin Hollow	Gold	Dec. 21, 2017	Ounce	97.5%[4]	5% of spot	Life of mine
Pumpkin Hollow	Silver	Dec. 21, 2017	Ounce	97.5%[4]	5% of spot	Life of mine
Gunnison	Copper	Oct. 30, 2018	Pound	16.5%[5]	25% of spot	Life of mine
Buriticá	Silver	Mar. 15, 2019	Ounce	100%[6]	5% of spot	Life of mine
RBPlat	Gold	Jan. 23, 2020	Ounce	70%[7]	5% of spot	Life of mine
Northparkes	Gold	Jul. 10, 2020	Ounce	54%[8]	10% of spot	Life of mine
Northparkes	Silver	Jul. 10, 2020	Ounce	80%[8]	10% of spot	Life of mine

1.	65% of payable silver produced from Cerro Lindo until 19.5 million ounces have been delivered and 25% thereafter.

2.	25% of gold from ATO until 46,000 ounces of gold have been delivered and thereafter 25% of gold subject to an annual cap of 7,125 ounces.

3.	50% of silver from ATO until 375,000 ounces of silver have been delivered and thereafter 50% of silver subject to an annual cap of 59,315 ounces.

4.	Streamed gold is to be based on a fixed gold-to-copper ratio (being 162.5 ounces of gold for each million pounds of payable copper over the life of the asset) multiplied by a 97.5% gold stream percentage and streamed silver is to be based on a fixed silver-to-copper ratio (being 3,131 ounces of silver for each million pounds of payable copper over the life of the asset) multiplied by a 97.5% silver stream percentage.

5.	The stream percentage of refined copper produced from the Gunnison mine ranges from 3.5% to 16.5% depending on the Gunnison mine’s total production capacity, with the stream percentage starting at 16.5% and decreasing as the Gunnison mine’s production capacity increases. We have the option to increase our stream participation percentage by paying an additional deposit of an amount up to $65 million.

6.	Streamed silver is to be based on a fixed silver-to-gold ratio of 1.84 over the life of the asset.

7.	70% of the payable gold until 261,000 ounces have been delivered and 42% thereafter.

8.	54% of the payable gold produced from the Northparkes mine until 630,000 ounces have been delivered and 27% thereafter; 80% of payable silver produced from the Northparkes mine until 9 million ounces have been delivered and 40% thereafter.

Investments in Stream and Royalty Interests

As of December 31, 2022, we had commitments related to the acquisition of streams and royalties as detailed in the following table:

Company	Project (Asset)		Payments	Triggering Event
AuRico Metals Inc.	Kemess Project		$10 million	Positive construction decision
			$10 million	1st anniversary
			$12.5 million	2nd anniversary
			$12.5 million	3rd anniversary
Nevada Copper Inc.	Tedeboy Area		$5 million	Payment contingent upon commencement of commercial production
Nevada Copper Inc.	Pumpkin Hollow Mine		$5 million	Drawdown notice initiated by Nevada Copper[1]
Stornoway Diamond Corporation	Renard	C$	2.6 million	Working capital funding request initiated from Stornoway
DS McKinnon Holdings Limited	Hemlo	C$	50,000	For each 100,000 ounces of gold produced by the Hemlo mine in excess of 675,000 ounces
154619 Canada Inc.	Eagle River	C$	50,000	For each 50,000 ounces of gold produced by the Eagle River mine in excess of 207,000 ounces
Clean Air Metals Inc.	Thunder Bay North	C$	5 million	Payment contingent upon certain commercial conditions

1. Subsequent to December 31, 2022, the Company received a notice of drawdown from Nevada Copper for $5 million.

We have existing commitments, including with respect to the Kemess stream, Tedeboy Area royalty, Renard diamond stream, as well as Hemlo and Eagle River royalties, which are noted in the table above. These are expected to be funded from operating cash flow over the next few years.

Contractual Obligations and Commitments

($ thousands)	Less than 1 year	1–3 years	3–5 years	More than 5 years	Total
Lease[1]	$277	$525	$433	$682	$1,917
Lease interest[1]	113	186	122	45	466
Standby charges[2]	1,969	3,943	$1,305	-	7,217
	$2,359	$4,654	$1,860	$727	$9,600

1.	We are committed to minimum amounts under long-term lease agreements for office space, which expire in 2025.

2.	Represent standby charges on the Credit Facility, which matures on August 30, 2026.

In January 2023, net withdrawals of $80 million were made from the Credit Facility to fund the acquisition of Maverix.

Off-Balance Sheet Arrangements or Commitments

We have not entered into any off-balance sheet arrangements or commitments other than as set forth under ‘‘Contractual Obligations and Commitments’’.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more future events, not wholly within our control, occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Refer to Note 20 to the Annual Financial Statements for further details on the contingencies.

We are not aware of any known trends, commitments (other than as described above), events or uncertainties that will materially affect the Company.

Risk and Risk Management

Overview

We are in the business of rational risk-taking in pursuit of value creation. Effective risk management is core to the attainment of those often competing priorities.  The ability to deliver on our vision and strategic objectives depends on our ability to understand and effectively respond to and mitigate the risks or uncertainties we face. To achieve this, we:

•	Identify, assess and communicate our key risks;
•	Integrate risk management into strategic priorities and plans;
•	Incorporate procedures for managing risk into our decision-making processes so that we mitigate risks and minimize the uncertainty of achieving our objectives;
•	Combine careful due diligence, legal, financial and commercial structuring and oversight to identify, assess and manage risks on new deals and for existing assets in the portfolio;
•	Maintain a structure to manage risk effectively and in a manner that seeks to maximize value creation;
•	Monitor relevant controls on an ongoing basis to assess their effectiveness and ensure that they are complied with; and
•	Provide assurance to the Chief Executive Officer (“CEO”) and the Audit Committee of the Board of Directors on the effectiveness of key control activities on a regular basis.

Board of Directors and Audit Committee Oversight

We maintain strong risk oversight practices at Triple Flag by clearly outlining responsibilities in the mandates of the Board and Audit Committee. The Board’s mandate makes clear the responsibility for reviewing and discussing with management the processes used to assess and manage risk, including the identification of the principal risks of the business and the implementation of appropriate systems to deal with such risks. The Audit Committee assists the Board in overseeing the Company’s management of risks as well as the implementation of policies and standards for monitoring such risks and monitoring and reviewing the Company’s financial position and risk management programs. The Audit Committee also provides oversight focusing on financial and operational (e.g., cyber security, hedging practices, etc.) risk exposures.

Management Oversight

Senior management oversees a weekly team meeting to discuss various issues including, but not limited to, risks facing the organization. This allows for the timely identification and mitigation of key risks that may prevent us from achieving our objectives, while fostering transparency. We rely on ongoing broad management involvement and specific external expertise in key meetings on new deals, particularly at the moment of committing capital, to equip us to make the most informed decisions possible and encourage contrarian and divergent perspectives to challenge our views and analyses.

The following subsections highlight some of our key sources of uncertainty and relevant risk mitigation activities. The occurrence of any of the risks discussed below could materially adversely affect our business, prospects, financial condition, cash flow or share price. The list of risk factors below is not exhaustive, and other risks and uncertainties that we do not presently consider to be material, or of which we are not presently aware, may become important factors that affect our future financial condition and results of operations.

Key Risk Factors

•	Fluctuations in commodity prices;
•	Passive nature of our investments – we have limited to no control over the operation of the properties in which we hold an interest, or an operator’s failure to perform or decision to cease or suspend operations;
•	Our inability to control the budgeting, forecasting and planning capabilities of our portfolio asset mining partners requires us to apply judgment to compensate for potential biases in establishing forward-looking outlooks as we seek to set guidance for our investors;
•	Revenue concentration – a significant portion of our revenue comes from a small number of operating properties within our portfolio, and adverse developments at these properties could have a more significant or lasting impact;
•	The current COVID-19 pandemic, as well as similar pandemics and public health emergencies in the future;
•	The impact of global financial conditions such as inflation and changes in U.S. dollar interest rates;
•	Our liquidity profile, including level of indebtedness;
•	Changes in governments, the intervention of governments, or other political or economic developments in the jurisdictions in which we do or may in the future carry on business;
•	Changing or increasing regulatory requirements, including increasing taxes or other measures;
•	Our ability to maintain appropriate internal control over financial reporting and disclosure; and
•	Our reliance on information and plans, including mine plans, from counterparties that are based on estimates, including mineral reserves and resources.

For additional information about these risks and others, see the “Risk Factors” section of the Company’s most recent AIF available from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Also see the “Cautionary Statement on Forward-Looking Information” in this MD&A.

Disclosure Controls & Procedures

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer of the Company, on a timely basis so that appropriate decisions can be made regarding public disclosure, including to ensure that information required to be disclosed by the Company in reports that the Company files or submits under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and applicable Canadian securities laws, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and the Canadian securities regulatory authorities. Management, under the oversight of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2022. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in Rule 13a-15(e) and Rule 15d-15(e) under the U.S. Exchange Act) were effective as of December 31, 2022.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and the Chief Executive Officer and Chief Financial Officer do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls over Financial Reporting

The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control framework was designed based on the Committee of Sponsoring Organizations (COSO) of the Treadway Commission 2013 Framework.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

There was no change in the Company’s internal controls over financial reporting that occurred during the three months ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Management, at the direction of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting as of the end of the period covered by this report based on the framework and criteria established in Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2022.

Due to a transition period established by rules of the SEC for “emerging growth companies”, the Company is not yet required to include an attestation report of the Company’s registered public accounting firm.

Public Securities Filings and Regulatory Announcements

Additional information related to Triple Flag, including the Company’s most recent AIF, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. These documents contain descriptions of certain of Triple Flag’s stream and royalty interests, as well as a description of risk factors affecting the Company. For additional information, please see our website at www.tripleflagpm.com. The content of any website referred to in this report is not incorporated by reference in, and does not form part of, this report.

IFRS Critical Accounting Policies and Accounting Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee and Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board under the historical cost convention, as modified by revaluation of certain financial assets. Our significant accounting policies are disclosed in Note 3 to the Annual Financial Statements, including a summary of current and future changes in accounting policies, which are also included in Note 3 to the Annual Financial Statements.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in Note 3 to the accompanying Annual Financial Statements.

Non-IFRS Financial Performance Measures

Gold Equivalent Ounces (“GEOs”)

GEOs are a non-IFRS measure that is based on stream and royalty interests and calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period. Management uses this measure internally to evaluate our underlying operating performance across our stream and royalty portfolio for the reporting periods presented and to assist with the planning and forecasting of future operating results. GEOs are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles GEOs to revenue, the most directly comparable IFRS measure:

	2022
($ thousands, except average gold price and GEOs information)	Q4	Q3	Q2	Q1	Year ended December 31
Revenue	43,886	33,754	36,490	37,755
Average gold price per ounce	1,726	1,729	1,871	1,877
GEOs	25,428	19,523	19,507	20,113	84,571

	2021
($ thousands, except average gold price and GEOs information)	Q4	Q3	Q2	Q1	Year ended December 31
Revenue	36,990	37,126	40,939	35,366
Average gold price per ounce	1,795	1,790	1,816	1,794
GEOs	20,605	20,746	22,537	19,714	83,602

Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per Share

Adjusted net earnings (loss) is a non-IFRS financial measure, which excludes the following from net earnings (loss):

•	impairment charges
•	gain/loss on sale or disposition of assets/mineral interests
•	foreign currency translation gains/losses
•	increase/decrease in fair value of financial assets
•	effects of the non-cash cost of sales related to prepaid gold interests
•	non-recurring charges; and
•	impact of income taxes on these items

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings (loss) is a useful measure of our performance because impairment charges, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of financial assets, effects of the non-cash cost of sales related to prepaid gold interests and non-recurring charges (such as IPO readiness costs) do not reflect the underlying operating performance of our core business and are not necessarily indicative of future operating results. The tax effect is also excluded to reconcile the amounts on a post-tax basis, consistent with net earnings. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings (loss) enables users to better understand the underlying operating performance of our core business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-IFRS measures used by industry analysts and other streaming and royalty companies. Adjusted net earnings (loss) is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles adjusted net earnings to net earnings, the most directly comparable IFRS measure.

Reconciliation of Net Earnings to Adjusted Net Earnings

($ thousands, except share and per	Three months ended December 31		Year ended December 31
share information)	2022	2021	2022	2021
Net earnings	$15,460	$13,381	$55,086	$45,527
Impairment charges	3,600	-	3,600	-
Gain on disposal of mineral interests	-	-	(2,099)	-
Loss on derivatives	-	-	-	297
Foreign currency translation losses	63	1	352	25
(Increase) decrease in fair value of financial assets	(733)	(60)	4,066	10,786
Non-cash cost of sales related to prepaid gold interests	836	-	836	-
IPO readiness costs[1]	-	-	-	670
Income tax effect	961	87	7	258
Adjusted net earnings	$18,265	$13,409	$61,848	$57,563
Weighted average shares outstanding – basic	155,793,370	156,158,978	155,950,659	148,025,464
Net earnings per share	$0.10	$0.09	$0.35	$0.31
Adjusted net earnings per share	$0.12	$0.09	$0.40	$0.39

1.	Reflects charges related to a potential U.S. listing that was not pursued.

Free Cash Flow

Free cash flow is a non-IFRS measure that deducts acquisition of other assets (excluding acquisition of financial assets or mineral interests) from operating cash flow. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or operating cash flow as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles free cash flow to operating cash flow, the most directly comparable IFRS measure:

	Three months ended December 31		Year ended December 31
($ thousands)	2022	2021	2022	2021
Operating cash flow	$36,721	$28,997	$118,376	$120,015
Acquisition of other assets	-	-	-	-
Free cash flow	$36,721	$28,997	$118,376	$120,015

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

•	income tax expense
•	finance costs, net
•	depletion and amortization
•	impairment charges
•	gain/loss on sale or disposition of assets/mineral interests
•	foreign currency translation gains/losses
•	increase/decrease in fair value of assets/investments; and
•	non-recurring charges

Management believes that adjusted EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund acquisitions. Management uses adjusted EBITDA for this purpose. Adjusted EBITDA is also frequently used by investors and analysts for valuation purposes whereby adjusted EBITDA is multiplied by a factor or ‘‘multiple’’ that is based on an observed or inferred relationship between adjusted EBITDA and market values to determine the approximate total enterprise value of a company.

In addition to excluding income tax expense, finance costs, net and depletion and amortization, adjusted EBITDA also removes the effect of impairment charges, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of assets/investments and non-recurring charges. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact of income tax expense as they do not affect adjusted EBITDA. We believe this additional information will assist analysts, investors and our shareholders to better understand our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core business and not necessarily reflective of the underlying operating results for the periods presented.

Adjusted EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted EBITDA is not necessarily indicative of operating profit or operating cash flow as determined under IFRS. Other companies may calculate adjusted EBITDA differently. The following table reconciles adjusted EBITDA to net earnings, the most directly comparable IFRS measure.

Reconciliation of Net Earnings to Adjusted EBITDA

	Three months ended December 31		Year ended December 31
($ thousands)	2022	2021	2022	2021
Net earnings	$15,460	$13,381	$55,086	$45,527
Finance costs, net	172	602	1,413	5,673
Income tax (recovery) expense	(247)	1,800	4,789	6,436
Depletion and amortization	14,697	13,156	50,460	54,071
Impairment charges	3,600	-	3,600	-
Gain on disposal of mineral interests	-	-	(2,099)	-
Loss on derivatives	-	-	-	297
Foreign currency translation loss	63	1	352	25
(Increase) decrease in fair value of investments	(378)	(60)	4,636	10,786
Increase in fair value of prepaid gold interest	(355)	-	(570)	-
IPO readiness costs[1]	-	-	-	670
Adjusted EBITDA	$33,012	$28,880	$117,667	$123,485

1.	Reflects charges related to a potential U.S. listing that was not pursued.

Gross Profit Margin and Asset Margin

Gross profit margin is an IFRS financial measure which we define as gross profit divided by revenue. Asset margin is a non-IFRS financial measure which we define by taking gross profit and adding back depletion and non-cash cost of sales related to prepaid gold interests and dividing by revenue. We use gross profit margin to assess profitability of our metal sales and use asset margin to evaluate our performance in increasing revenue, containing costs and providing a useful comparison to our peers. Asset margin is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following table reconciles asset margin to gross profit margin, the most directly comparable IFRS measure:

($ thousands except Gross profit	Three months ended December 31		Year ended December 31
margin and Asset margin)	2022	2021	2022	2021
Revenue	$43,886	$36,990	$151,885	$150,421
Cost of sales	19,428	16,339	64,881	67,168
Gross profit	24,458	20,651	87,004	83,253
Gross profit margin	56%	56%	57%	55%
Gross profit	$24,458	$20,651	$87,004	$83,253
Add: Depletion	14,604	13,056	50,085	53,672
Add: Non-cash cost of sales related to prepaid gold interests	836	-	836	-
	39,898	33,707	137,925	136,925
Revenue	43,886	36,990	151,885	150,421
Asset margin	91%	91%	91%	91%

Cash Costs and Cash Costs per GEO

Cash costs and cash costs per GEO are non-IFRS measures with no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. Cash costs are calculated by starting with total cost of sales and then deducting depletion and non-cash cost of sales related to prepaid gold interests. Cash costs are then divided by GEOs sold to arrive at cash costs per GEO. Cash costs and cash costs per GEO are only intended to provide additional information to investors and analysts and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS.

Management uses cash costs and cash costs per GEO to evaluate our ability to generate positive cash flow from our portfolio of assets. Management and certain investors also use this information to evaluate the Company’s performance relative to peers who present this measure on a similar basis. The following table reconciles cash costs and cash costs per GEO to cost of sales, the most directly comparable IFRS measure:

($ thousands, except GEOs and cash costs per	Three months ended December 31		Year ended December 31
GEO)	2022	2021	2022	2021
Cost of sales	$19,428	$16,339	$64,881	$67,168
Less: Depletion	14,604	13,056	50,085	53,672
Less: Non-cash cost of sales related to prepaid gold interests	836	-	836	-
Cash costs	3,988	3,283	13,960	13,496
GEOs	25,428	20,605	84,571	83,602
Cash costs per GEO	157	159	165	161

Forward-Looking Information

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this MD&A include, but are not limited to, statements with respect to the Company's annual guidance, operational and corporate developments for the Company, developments in respect of the Company's portfolio of royalties and streams and those developments at certain of the mines, projects or properties that underlie the Company's interest, strengths, characteristics and expected benefits and synergies of the acquisition of Maverix Metals Inc., and our assessments of, and expectations for, future periods (including, but not limited to, the long-term production outlook for GEOs). Our assessments of and expectations for future periods described in this MD&A, including our future financial outlook and anticipated events or results, business, financial position, business strategy, growth plans, and strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives, are considered forward-looking information. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this MD&A is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking statements contained in this MD&A are also based upon the ongoing operation of the properties in which we hold a stream, royalty or other similar interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies, that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest, continue without further interruption through the period and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk Factors” in our most recently filed annual information form which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For clarity, Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date of this MD&A and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.

Cautionary Statement to U.S. Investors

Information contained or referenced in this MD&A or in the documents referenced herein concerning the properties, technical information and operations of Triple Flag has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, Triple Flag is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this MD&A may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

Technical and Third-Party Information

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.